Filed Pursuant to Rule 424(b)5
Registration Statement No. 333-120611

The information in this Preliminary Prospectus Supplement and the accompanying prospectus is not complete and may be changed. This Preliminary Prospectus Supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED MARCH 10, 2008
PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 1, 2004
$
Consumers Energy Company
% First Mortgage Bonds due 20

     The Bonds will bear interest at the rate of      % per year. Interest on the Bonds will be paid semi-annually in arrears on      and      , commencing on      , 2008, and on the date of maturity. The Bonds will mature on      , 20     . The Bonds will be issued only in denominations of $1,000 and integral multiples of $1,000. We may redeem some or all of the Bonds at our option at any time at 100% of their principal amount, plus any applicable premium thereon at the time of redemption, plus accrued and unpaid interest to the redemption date. See “Description of the Bonds — Optional Redemption.”
     The Bonds will rank equally in right of payment with our other existing or future first mortgage bonds issued either independently or as collateral for outstanding or future indebtedness.
This investment involves risk. See “Risk Factors” beginning on page S-8.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Bond	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Consumers (before expenses)%		$

     Interest on the Bonds will accrue from      , 2008 to date of delivery.

     The underwriters expect to deliver the Bonds through the book-entry facilities of The Depository Trust Company in New York City on or about      , 2008 against payment therefor.

Joint Book-Running Managers

Barclays Capital	BNP PARIBAS	Scotia Capital

RBS Greenwich Capital	Wedbush Morgan Securities Inc.

Comerica Securities	Wells Fargo Securities	The Williams Capital Group, L.P.

The date of this prospectus supplement is      , 2008.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus or to documents to which we have referred you. We have not authorized anyone to provide you with different information. We are not, and the underwriters are not, making an offer of these securities in any jurisdiction where the offer is not permitted. This document may only be used where it is legal to sell these securities. You should not assume that the information contained in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front of each such document.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This document is in two parts. The first part is this prospectus supplement, which describes the terms of this offering of Bonds and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which contains a description of the securities registered by us. To the extent there is a conflict between the information contained or incorporated by reference in this prospectus supplement, on the one hand, and the information contained in the accompanying prospectus or any document incorporated by reference therein, on the other hand, the information in this prospectus supplement shall control.
     This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission (“SEC”) using a “shelf” registration process. Under the registration statement, we may sell securities, including Bonds, up to a dollar amount of $1,500,000,000, of which this offering is a part, of which $400,000,000 currently is available for issuance (without giving effect to this offering).

WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other information with the SEC under File No. 1-5611. Our SEC filings are available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 100 F Street, NE, Room 1580, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York, 10005. You can find additional information about us, including our Annual Report on Form 10-K for the year ended December 31, 2007, on the web site of our parent company at http://www.cmsenergy.com. The information on this web site is not a part of this prospectus supplement and the accompanying prospectus.
     We are “incorporating by reference” information into this prospectus supplement and the accompanying prospectus. This means that we are disclosing important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement and the accompanying prospectus, except for any information superseded by information in this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus incorporate by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.
•	Annual Report on Form 10-K for the year ended December 31, 2007 filed on February 21, 2008

•	Current Reports on Form 8-K filed on January 11, 2008 and January 30, 2008
     The documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after the date of this prospectus supplement, until the offering of the Bonds pursuant to this prospectus supplement is terminated, are also incorporated by reference into this prospectus supplement and the accompanying prospectus. Any statement contained in such document will be deemed to be modified or superseded for purposes of this prospectus supplement and the accompanying prospectus to the extent that a statement contained in this prospectus supplement and the accompanying prospectus or any other subsequently filed document modifies or supersedes such statement.
     We will provide, upon your oral or written request, a copy of any or all of the information that has been incorporated by reference in this prospectus supplement and the accompanying prospectus but not delivered with this prospectus supplement and the accompanying prospectus. You may request a copy of these filings at no cost by writing or telephoning us at the following address:
Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201
Tel: (517) 788-0550
Attention: Office of the Secretary

SUMMARY
     This summary may not contain all the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus and the documents incorporated by reference into this prospectus supplement and the accompanying prospectus in their entirety before making an investment decision. The terms “Consumers”, “Company”, “our”, “us”, and “we” as used in this document refer to Consumers Energy Company and its subsidiaries and predecessors as a combined entity, except where it is made clear that such term means only Consumers Energy Company. In this document, “MW” means megawatts.
Consumers Energy Company
     Consumers, a wholly-owned subsidiary of CMS Energy Corporation (“CMS Energy”), is a public utility that provides electricity and natural gas to customers in Michigan’s lower peninsula. Consumers’ electric utility operations include the generation, purchase, distribution and sale of electricity. As of December 31, 2007, Consumers’ electric utility was authorized to provide service in 61 of the 68 counties in Michigan’s lower peninsula. In 2007, Consumers’ electric utility owned and operated 32 electric generating plants with an aggregate of 5,673 MW of capacity. Consumers’ gas utility operations purchase, transport, store, distribute and sell natural gas. As of December 31, 2007, Consumers’ gas utility was authorized to provide service in 46 of the 68 counties in Michigan’s lower peninsula. In 2007, Consumers’ gas utility owned and operated 26,404 miles of distribution mains and 1,669 miles of transmission lines throughout Michigan’s lower peninsula. Consumers’ principal executive offices are located at One Energy Plaza, Jackson, Michigan 49201, and Consumers’ telephone number is (517) 788-0550.
Recent Developments
2007 Results of Operations
NET INCOME AVAILABLE TO COMMON STOCKHOLDER

	In Millions
Years Ended December 31,	2007	2006	Change

Electric	$196	$199	$(3)
Gas	87	37	50
Other (includes MCV Partnership interest)	27	(52)	79

Net Income Available to Common Stockholder	$310	$184	$126

     For 2007, our net income available to our common stockholder was $310 million, compared to $184 million for 2006. In 2006, we sold our ownership interest in the Midland Cogeneration Venture Limited Partnership (“MCV Partnership”). Accordingly, in 2007, we are no longer experiencing mark-to-market losses on certain long-term gas contracts and associated financial hedges at the MCV Partnership. The increase in 2007 also reflects higher net income from our gas utility due to colder weather, and gas rate increases authorized in November 2006 and August 2007. Partially offsetting these gains was a small decrease in electric net income, influenced by several factors, including regulatory disallowances in 2007, higher property taxes and higher electric deliveries.
     Specific changes to net income available to our common stockholder for 2007 versus 2006 are:

		In Millions
•	lower operating and maintenance costs primarily due to the sale of the Palisades nuclear power plant in April 2007;	$82
•	decrease in losses from our ownership interest in the MCV Partnership primarily due to the absence, in 2007, of mark-to-market losses on certain long-term gas contracts and financial hedges;	60
•	increase in gas delivery revenue primarily due to the Michigan Public Service Commission’s November 2006 and August 2007 gas rate orders;	47
•	decrease in other income tax adjustments primarily due to higher expected utilization of capital loss carryforwards;	14
•	increase in electric revenue primarily due to favorable weather and higher surcharge revenue;	16
•	increase in gas delivery revenue primarily due to colder weather;	12
•	decrease due to electric revenue being used to offset costs incurred under our power purchase agreement with Entergy Corporation;	(88)

		In Millions
•	increase in general taxes, primarily due to higher property tax expense;	(14)
•	increase in interest charges; and	(7)
•	other net increases to income.	4

Total change		$126

The Offering

Issuer	Consumers Energy Company.

Securities Offered	$ aggregate principal amount of % First Mortgage Bonds due 20 (the “Bonds”) to be issued under the indenture dated as of September 1, 1945 between us and The Bank of New York (ultimate successor to City Bank Farmers Trust Company), as trustee (the “Trustee”), and as amended and supplemented from time to time (the “Indenture”).

Maturity	The Bonds mature on , 20 .

Interest Rate	The Bonds will bear interest at % per annum.

Interest Payment Dates	Semi-annually on and of each year, beginning , 2008, and at maturity.

Record Date for Interest Payments	The first calendar day of the month in which an interest payment date occurs.

Use of Proceeds	We expect to use the net proceeds from the sale of the Bonds of $ , after deducting offering discounts but before deducting offering expenses, for general corporate purposes.

Ratings	BBB by Standard & Poor’s Ratings Group, a division of The McGraw Hill Companies, Inc. (“S&P”), Baa1 by Moody’s Investors Service, Inc. (“Moody’s”) and BBB+ by Fitch, Inc. (“Fitch”).

Ranking	The Bonds will rank equally in right of payment with our other existing or future first mortgage bonds issued either independently or as collateral for outstanding or future securities or loans.

Mandatory Redemption	None.

Optional Redemption	The Bonds will be redeemable at our option, in whole or in part, at any time, on not less than 30 days nor more than 60 days notice at a price equal to 100% of the principal amount of the Bonds to be redeemed plus any accrued and unpaid interest, and applicable premium owed, if any, to the redemption date. See “Description of the Bonds — Optional Redemption.”

Form of Bonds	One or more global securities held in the name of The Depository Trust Company (“DTC”) in a minimum denomination of $1,000 and any integral multiple thereof.

Settlement and Payment	Same-day immediately available funds.

Trustee and Paying Agent	The Bank of New York.

Risk Factors	You should carefully consider each of the factors referred to or as described in the section of this prospectus supplement entitled “Risk Factors” starting on page S-8, including the “Risk Factors” section in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, before purchasing the Bonds.

Selected Consolidated Financial Data
     The following selected consolidated financial data for the fiscal year ended December 31, 2007 have been derived from our audited consolidated financial statements, which have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm. The following selected consolidated financial data for the fiscal years ended December 31, 2003 through December 31, 2006 have been derived from our audited consolidated financial statements, which have been audited by Ernst & Young LLP, independent registered public accounting firm, except for the amounts included from the consolidated financial statements of the MCV Partnership. The MCV Partnership, a 49% owned variable interest entity which we sold in November 2006, was consolidated in our financial statements beginning in 2004 through the date of sale and accounted for under the equity method of accounting for the year ended December 31, 2003 and was audited by PricewaterhouseCoopers LLP for all periods through the date of sale. The financial information set forth below should be read in conjunction with our consolidated financial statements, related notes and other financial information also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.” For selected balance sheet information, see “Capitalization.”

	Year Ended December 31,
	2007	2006	2005	2004	2003
	(In millions)
Income Statement Data:
Operating revenue	$6,064	$5,721	$5,232	$4,711	$4,435
Earnings from equity method investees	—	1	1	1	42
Income (loss) before cumulative effect of change in accounting principle	312	186	(96)	280	196
Cumulative effect of change in accounting	—	—	—	(1)	—
Net income (loss)	312	186	(96)	279	196
Net income (loss) available to common stockholder	310	184	(98)	277	194
Balance Sheet Data (At Period End Date):
Total assets (a)	13,401	12,845	13,178	12,811	10,745
Long-term debt, excluding current portion (a)	3,692	4,127	4,303	4,000	3,583
Long-term debt—related parties, excluding current portion	—	—	—	326	506
Non-current portion of capital and finance lease obligations	225	42	308	315	58
Total preferred stock	44	44	44	44	44
Cash Flow or Other Data:
Cash provided by operations	442	473	639	595	5
Capital expenditures, excluding capital lease additions	1,258	646	572	508	486

(a)	Until their sale in November 2006, we were the primary beneficiary of both the MCV Partnership and the First Midland Limited Partnership. As a result, we consolidated their assets, liabilities and activities into our consolidated financial statements as of and for the years ended December 31, 2005 and 2004. These partnerships had third party obligations totaling $482 million at December 31, 2005 and $582 million at December 31, 2004. Property, plant and equipment serving as collateral for these obligations had a carrying value of $224 million at December 31, 2005 and $1.426 billion at December 31, 2004.

RISK FACTORS
     An investment in the Bonds involves a significant degree of risk. You should carefully consider the following risk factors, together with all of the other information included or incorporated by reference in this prospectus supplement. In particular, you should carefully consider the factors listed in “Forward-Looking Statements and Information” as well as the “Risk Factors” contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, which is incorporated by reference into this prospectus supplement, before you decide to purchase the Bonds. This document, this prospectus supplement and other written and oral statements that we make contain forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995 and relevant legal decisions. Our intention with the use of such words as “may”, “could”, “anticipates”, “believes”, “estimates”, “expects”, “intends”, “plans” and other similar words is to identify forward-looking statements that involve risk and uncertainty. We designed the discussion of potential risks and uncertainties in these documents and this prospectus supplement to highlight important factors that may impact our business and financial outlook. We have no obligation to update or revise any forward-looking statements regardless of whether new information, future events or any other factors affect the information contained in the statements. The risks and uncertainties described below and those incorporated from the referenced Annual Report on Form 10-K are not the only ones we may confront. Additional risks and uncertainties not currently known to us or that we currently deem not material also may impair our business operations. If any of those risks actually occur, our financial condition, operating results and prospects could be materially adversely affected. This section contains forward-looking statements.
     We cannot assure you that an active trading market will develop for the Bonds.
     The Bonds will constitute a new class of securities with no established trading market. As we do not intend to apply to list the Bonds for trading on any national securities exchange or to include the Bonds in any automated quotation system, we cannot assure you that an active trading market for the Bonds will develop or as to the liquidity or sustainability of any such market, the ability of holders of the Bonds to sell their Bonds or the price at which holders of the Bonds will be able to sell their Bonds. Future trading prices of the Bonds will also depend on many other factors, including, among other things, prevailing interest rates, the market for similar securities, the ratings of the Bonds from time to time, our performance and other factors.

USE OF PROCEEDS
     We expect to use the net proceeds from the sale of the Bonds of $       , after deducting offering discounts but before deducting offering expenses, for general corporate purposes.
RATIO OF EARNINGS TO FIXED CHARGES
     The ratios of earnings to fixed charges for each of the years ended December 31, 2003 through 2007 are as follows:

	Year Ended December 31,
	2007	2006	2005		2004	2003
Ratio of earnings to fixed charges: (a)	2.49	1.54	—	(b)	2.27	2.29

(a)	For purposes of computing the ratio, earnings represent the sum of pretax income, net interest charges and the estimated interest portions of lease rentals, plus distributed income of equity investees less earnings from equity investees.

(b)	For the year ended December 31, 2005, fixed charges exceeded earnings by $591 million. Earnings as defined include asset impairment charges of $1.184 billion.

	Year Ended December 31,
	2007	2006	2005(b)	2004	2003
	(In millions)
Earnings as defined: (a)
Pretax income from continuing operations	$437	$167	$(590)	$439	$333
Exclude equity basis subsidiaries	—	(1)	(1)	(1)	(42)
Include equity basis dividends received	—	—	—	—	45
Fixed charges as defined	293	307	316	345	261

Earnings as defined	$730	$473	$(275)	$783	$597

Fixed charges as defined: (a)
Interest on long-term debt	$236	$286	$305	$328	$241
Estimated interest portion of lease rental	23	8	6	4	7
Other interest charges	34	13	5	13	13

Fixed charges as defined	$293	$307	$316	$345	$261

(a)	Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b)	For the year ended December 31, 2005, fixed charges exceeded earnings by $591 million. Earnings as defined include asset impairment charges of $1.184 billion.

CAPITALIZATION
     The following table sets forth our capitalization as of December 31, 2007 on an actual basis and as adjusted to reflect the sale of $ of Bonds in this offering and the application of the net proceeds as described under “Use of Proceeds.” This table should be read in conjunction with our consolidated financial statements and related notes and other financial information also incorporated by reference in this prospectus supplement. See “Where You Can Find More Information.”

	At December 31, 2007
	Actual	As Adjusted
		(Unaudited)
	(In millions)
Common stockholder’s equity	$3,647		$3,647
Preferred stock	44		44
Long-term debt:
% First Mortgage Bonds due 20 (a)	—
Other long-term debt (excluding current maturities)	3,692		3,692
Non-current portion of capital and finance lease obligations	225		225

Total capitalization	$7,608	$
Current portion of long-term debt, capital and finance lease obligations	470		470

Total capitalization and current portion of long-term debt, capital and finance lease obligations	$8,078	$

(a)	We expect to use the net proceeds from the sale of the Bonds of $ , after deducting offering discounts but before deducting offering expenses, for general corporate purposes. See “Use of Proceeds.”

DESCRIPTION OF THE BONDS
General
     The Bonds are to be issued under an Indenture dated as of September 1, 1945, between Consumers and The Bank of New York (ultimate successor to City Bank Farmers Trust Company), as trustee, as amended and supplemented by various supplemental indentures and as supplemented by the 108th Supplemental Indenture dated as of      , 2008 providing for the Bonds. In connection with the change of the state of incorporation from Maine to Michigan in 1968, Consumers succeeded to, and was substituted for, the Maine corporation under the Indenture. At February 29, 2008, 13 series of first mortgage bonds in an aggregate principal amount of approximately $3.169 billion were outstanding under the Indenture, excluding three series of first mortgage bonds in an approximate aggregate principal amount of $880 million to secure outstanding senior notes and credit facilities and four series of first mortgage bonds in an approximate aggregate principal amount of $161 million to secure outstanding pollution control and solid waste revenue bonds.
     The statements herein concerning the Bonds and the Indenture are a summary and do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the Indenture, which is incorporated herein by this reference. They make use of defined terms and are qualified in their entirety by express reference to the Indenture, including the 108th Supplemental Indenture, a copy of which will be made available upon request to the Trustee.
Principal, Maturity and Interest
     The Bonds are initially being offered in the aggregate principal amount of $       . The Indenture permits us to “re-open” this issuance of Bonds without the consent of the holders of the Bonds. Accordingly, the principal amount of the Bonds may be increased in the future on the same terms and conditions and with the same CUSIP numbers as the Bonds being offered by this prospectus supplement. The Bonds will mature on     , 20     unless earlier redeemed or otherwise repaid. The Bonds will bear interest at a rate of     % per year, payable semi-annually in arrears on      and     of each year and at the date of maturity. Interest will be paid to the person in whose name the Bonds are registered at the close of business on the first calendar day of the month in which the interest payment date occurs. The initial interest payment date for the Bonds will be      , 2008. Interest payable on any interest payment date or on the date of maturity will be the amount of interest accrued from and including the date of original issuance or from and including the most recent interest payment date on which interest has been paid or duly made available for payment to but excluding such interest payment date or the date of maturity, as the case may be. So long as the Bonds are in book-entry form, principal of and interest on the Bonds will be payable, and the Bonds may be transferred, only through the facilities of DTC. If any interest payment date falls on a day that is not a business day, the interest payment date will be the next succeeding business day (and without any interest or other payment in respect of any such delay). Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.
Registration, Transfer and Exchange
     The Bonds will be initially issued in the form of one or more bonds, in registered form, without coupons (“Global Bonds”), in denominations of $1,000 and any integral multiple thereof as described under “Book-Entry Only Issuance — The Depository Trust Company.” The Global Bonds will be registered in the name of the nominee of DTC. Except as described under “Book-Entry Only Issuance — The Depository Trust Company,” owners of beneficial interests in a Global Bond will not be entitled to have Bonds registered in their names, will not receive or be entitled to receive physical delivery of any such Bond and will not be considered the registered holder thereof under the Indenture.
Optional Redemption
     The Bonds will be redeemable at our option, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of such Bonds being redeemed plus the Applicable Premium (as defined below), if any, thereon at the time of redemption, together with accrued interest, if any, thereon to the redemption date. In no event will the redemption price be less than 100% of the principal amount of the Bonds plus accrued interest, if any, thereon to the redemption date.
     The following definitions are used to determine the Applicable Premium:
     “Applicable Premium” means, with respect to a Bond (or portion thereof) being redeemed at any time, the excess of (A) the present value at such time of the principal amount of such Bond (or portion thereof) being redeemed plus all scheduled interest payments on such Bond (or portion thereof) after the redemption date, which present value shall be computed using a discount rate equal to the Treasury Rate (as defined below) plus            basis points, over (B) the principal amount of such Bond (or portion thereof)

being redeemed at such time. For purposes of this definition, the present values of interest and principal payments will be determined in accordance with generally accepted principles of financial analysis.
     “Treasury Rate” means the yield to maturity at the time of computation of United States Treasury securities adjusted to constant maturity under the caption “Treasury constant maturities, Nominal” (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) (the “Statistical Release”)) which has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data) most nearly equal to the then remaining average life to stated maturity of the Bonds; provided, however, that if the average life (rounded to the first decimal point) to stated maturity of the Bonds is not equal to the constant maturity of a United States Treasury security for which a weekly average yield (in the Statistical Release columns labeled “Week Ending”) is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given.
     The Treasury Rate will be calculated on the third business day preceding the date fixed for redemption.
     If the original redemption date is on or after a record date and on or before the relevant interest payment date, the accrued and unpaid interest, if any, will be paid to the person or entity in whose name the Bond is registered at the close of business on the record date, and no additional interest will be payable to the holders whose Bonds shall be subject to redemption.
     If less than all of the Bonds are to be redeemed, the Trustee shall select, in such manner as it shall deem appropriate and fair, the particular Bonds or portions thereof to be redeemed. Notice of redemption shall be given by mail not less than 30 nor more than 60 days prior to the date fixed for redemption to the holders of the Bonds to be redeemed (which, as long as the Bonds are held in the book-entry system, will be DTC (or its nominee) or a successor depositary); provided, however, that the failure to duly give such notice by mail, or any defect therein, shall not affect the validity of any proceedings for the redemption of the Bonds as to which there shall have been no such failure or defect. On and after the date fixed for redemption (unless we shall default in the payment of the Bonds or portions thereof to be redeemed at the applicable redemption price, together with accrued interest, if any, thereon to such date), interest on the Bonds or the portions thereof so called for redemption shall cease to accrue.
Sinking Fund Requirement
     The Bonds will not have the benefit of any sinking fund.
Issuance of Additional First Mortgage Bonds
     Additional first mortgage bonds may be issued under the Indenture up to 60% of unfunded net property additions or against the deposit of an equal amount of cash, if, for any period of twelve consecutive months within the fifteen preceding calendar months, the net earnings of Consumers (before income or excess profit taxes) shall have been at least twice the interest requirement for one year on all first mortgage bonds outstanding and to be issued and on indebtedness of prior or equal rank. Additional first mortgage bonds may also be issued to refund first mortgage bonds outstanding under the Indenture. Deposited cash may be applied to the retirement of first mortgage bonds or be withdrawn in an amount equal to the principal amount of first mortgage bonds which may be issued on the basis of unfunded net property additions. Such future issuances are also subject to certain other requirements set forth in the Indenture. As of January 31, 2008, unfunded net property additions were $3.107 billion, and Consumers could issue $1.864 billion of additional first mortgage bonds on the basis of such property additions. In addition, as of February 29, 2008, Consumers could issue $313 million of additional first mortgage bonds on the basis of first mortgage bonds previously retired.
     The Bonds are to be issued upon the basis of retired bonds.
Limitations on Dividends
     The 108th Supplemental Indenture does not restrict Consumers’ ability to pay dividends on its common stock.
Concerning the Trustee
     The Bank of New York is the Trustee and paying agent under the Indenture. Consumers and its affiliates maintain depository and other normal banking relationships with The Bank of New York.

     The Indenture provides that Consumers’ obligations to compensate the Trustee and reimburse the Trustee for expenses, disbursements and advances will constitute indebtedness which will be secured by a lien generally prior to that of the first mortgage bonds upon all property and funds held or collected by the Trustee as such.
     The Trustee or the holders of 20% in total principal amount of the first mortgage bonds may declare the principal due on default, but the holders of a majority in total principal amount may rescind such declaration and waive the default if the default has been cured. Subject to certain limitations, the holders of a majority in total principal amount of the first mortgage bonds may generally direct the time, method and place of conducting any proceeding for the enforcement of the Indenture. No first mortgage bondholder has the right to institute any proceedings for the enforcement of the Indenture unless that holder has given the Trustee written notice of a default, the holders of 20% of total principal amount of outstanding first mortgage bonds shall have tendered to the Trustee reasonable security or indemnity against costs, expenses and liabilities and requested the Trustee to take action, the Trustee shall have declined to take action or failed to do so within 60 days and no inconsistent directions shall have been given by the holders of a majority in total principal amount of the first mortgage bonds.
Priority and Security
     The Bonds are ranked equally with all other series of first mortgage bonds now outstanding or issued later under the Indenture. The Indenture is a direct first lien on substantially all of Consumers’ property and franchises (other than certain property expressly excluded from the lien (such as cash, bonds, stock and certain other securities, contracts, accounts and bills receivables, judgments and other evidences of indebtedness, stock in trade, materials or supplies manufactured or acquired for the purpose of sale and/or resale in the usual course of business or consumable in the operation of any of the properties of Consumers, natural gas, oil and minerals, motor vehicles and certain real property listed in Schedule A to the Indenture)). This lien is subject to excepted encumbrances (and certain other limitations) as defined and described in the Indenture. The Bonds are also subject to certain provisions of Michigan law which provide that, under certain circumstances, the State of Michigan’s lien against property on which it has incurred costs related to any environmental response activity that is subordinate to prior recorded liens can become superior to such prior liens pursuant to court order. The Indenture permits, with certain limitations, the acquisition of property subject to prior liens and, under certain conditions, permits the issuance of additional indebtedness under such prior liens to the extent of 60% of net property additions made by Consumers to the property subject to such prior liens.
Release and Substitution of Property
     The Indenture provides that, subject to various limitations, property may be released from the lien thereof when sold or exchanged, or contracted to be sold or exchanged, upon the basis of:
•	cash deposited with the Trustee;

•	bonds or purchase money obligations delivered to the Trustee;

•	prior lien bonds delivered to the Trustee or reduced or assumed by the purchaser;

•	property additions acquired in exchange for the property released; or

•	upon a showing that unfunded net property additions exist.
The Indenture also permits the withdrawal of cash upon a showing that unfunded net property additions exist or against the deposit of bonds or the application thereof to the retirement of bonds.
Modification of Indenture
     The Indenture, the rights and obligations of Consumers and the rights of the holders of first mortgage bonds may be modified by Consumers with the consent of the holders of 75% in principal amount of the first mortgage bonds and of not less than 60% of the principal amount of each series affected. In general, however, no modification of the terms of payment of principal or interest and no modification affecting the lien or reducing the percentage required for modification is effective against any first mortgage bonds without the first mortgage bondholders’ consent. Consumers has reserved the right without any consent or other action by the holders of first mortgage bonds of any series created after September 15, 1993 or by the holder of any senior note or exchange note that is secured by first mortgage bonds to amend the Indenture in order to substitute a majority in principal amount of first mortgage bonds outstanding under the Indenture for the 75% requirement set forth above (and then only in respect of such series of outstanding bonds as shall be affected by the proposed action) and to eliminate the requirement for a series-by-series consent requirement.
Defaults
     The Indenture defines the following as “defaults”:
•	failure to pay principal when due;

•	failure to pay interest for 60 days;

•	failure to pay any installment of any sinking or other purchase fund for 90 days;

•	certain events in bankruptcy, insolvency or reorganization; and

•	failure to perform any other covenant for 90 days following written demand by the Trustee for Consumers to cure such failure.
     Consumers has covenanted to pay interest on any overdue principal and (to the extent permitted by law) on overdue installments of interest, if any, on the first mortgage bonds under the Indenture at the rate of 6% per year. The Indenture does not contain a provision requiring any periodic evidence to be furnished as to the absence of default or as to compliance with the terms thereof. However, Consumers is required by law to furnish annually to the Trustee a certificate as to compliance with all conditions and covenants under the Indenture.
Book-Entry Only Issuance — The Depository Trust Company
     The Bonds initially will be in the form of one or more Global Bonds. Upon issuance, the Global Bonds will be deposited with the Trustee, as custodian for DTC, and registered in the name of DTC or its nominee, in each case for credit to the accounts of DTC’s Direct Participants and Indirect Participants (each as defined below).
     Transfer of beneficial interests in any Global Bonds will be subject to the applicable rules and procedures of DTC and its Direct Participants or Indirect Participants, which may change from time to time.
     The Global Bonds may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee in certain limited circumstances. Beneficial interests in the Global Bonds may be exchanged for bonds in certificated form (“Certificated Bonds”) in certain limited circumstances. See “— Exchange of Interests in Global Bonds for Certificated Bonds.”
Depositary Procedures
     DTC has advised Consumers that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Direct Participants”) and to facilitate the clearance and settlement of transactions in those securities between Direct Participants through electronic book-entry changes in accounts of Direct Participants. The Direct Participants include securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities that clear through or maintain a direct or indirect, custodial relationship with a Direct Participant (collectively, the “Indirect Participants”). DTC may hold securities beneficially owned by other persons only through the Direct Participants or Indirect Participants, and such other persons’ ownership interest and transfer of ownership interest will be recorded only on the records of the appropriate Direct Participant and/or Indirect Participant, and not on the records maintained by DTC.
     DTC has also advised Consumers that, pursuant to DTC’s procedures, (1) upon deposit of the Global Bonds, DTC will credit the accounts of the Direct Participants designated by the underwriters with portions of the principal amount of the Global Bonds allocated by the underwriters to such Direct Participants and (2) DTC will maintain records of the ownership interests of such Direct Participants in the Global Bonds and the transfer of ownership interests by and between Direct Participants. DTC will not maintain records of the ownership interests of, or the transfer of ownership interests by and between, Indirect Participants or other owners of beneficial interests in the Global Bonds. Direct Participants and Indirect Participants must maintain their own records of the ownership interests of, and the transfer of ownership interests by and between, Indirect Participants and other owners of beneficial interests in the Global Bonds. Investors in the Global Bonds may hold their interests therein directly through DTC if they are Direct Participants in DTC or indirectly through organizations that are Direct Participants in DTC. All ownership interests in any Global Bonds will be subject to the procedures and requirements of DTC.
     The laws of some states require that certain persons take physical delivery in definitive, certificated form of securities that they own. This may limit or curtail the ability to transfer beneficial interests in a Global Bond to such persons. Because DTC can act only on behalf of Direct Participants, which in turn act on behalf of Indirect Participants and others, the ability of a person having a beneficial interest in a Global Bond to pledge such interest to persons or entities that are not Direct Participants in DTC, or to otherwise take actions in respect of such interests, may be affected by the lack of physical certificates evidencing such interests. For certain other restrictions on the transferability of the Bonds, see “— Exchange of Interests in Global Bonds for Certificated Bonds.”
     Except as described in “— Exchange of Interests in Global Bonds for Certificated Bonds”, owners of beneficial interests in the Global Bonds will not have Bonds registered in their names, will not receive physical delivery of Certificated Bonds in certificated form and will not be considered the registered owners or holders thereof under the Indenture for any purpose.
     Under the terms of the Indenture, Consumers and the Trustee will treat the persons in whose names the Bonds are registered (including Bonds represented by Global Bonds) as the owners thereof for the purpose of receiving payments and for any and all other purposes whatsoever. Payments in respect of the principal, premium, liquidated damages, if any, and interest on Global Bonds registered in the name of DTC or its nominee will be payable by the Trustee to DTC or its nominee as the registered holder under the Indenture. Consequently, neither Consumers, the Trustee nor any agent of Consumers or the Trustee has or will have any responsibility or liability for (1) any aspect of DTC’s records or any Direct Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the Global Bonds or for maintaining, supervising or reviewing any of DTC’s records or any Direct Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in any Global Bond or (2) any other matter relating to the actions and practices of DTC or any of its Direct Participants or Indirect Participants.
     DTC has advised Consumers that its current payment practice (for payments of principal, interest and the like) with respect to securities such as the Bonds is to credit the accounts of the relevant Direct Participants with such payment on the payment date in amounts proportionate to such Direct Participant’s respective ownership interests in the applicable Global Bonds as shown on DTC’s records. Payments by Direct Participants and Indirect Participants to the beneficial owners of the Bonds will be governed by standing instructions and customary practices between them and will not be the responsibility of DTC, the Trustee or Consumers. Neither Consumers nor the Trustee will be liable for any delay by DTC or its Direct Participants or Indirect Participants in identifying the beneficial owners of the Bonds, and Consumers and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee as the registered owner of the Bonds for all purposes.
     The Global Bonds will trade in DTC’s Same-Day Funds Settlement System and, therefore, transfers between Direct Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in immediately available funds. Transfers between Indirect Participants who hold an interest through a Direct Participant will be effected in accordance with the procedures of such Direct Participant but generally will settle in immediately available funds.
     DTC has advised Consumers that it will take any action permitted to be taken by a holder of Bonds of a series only at the direction of one or more Direct Participants to whose account interests in the related Global Bonds are credited and only in respect of such portion of the aggregate principal amount of such Bonds as to which such Direct Participant or Direct Participants has or have given direction. However, if there is an event of default with respect to the Bonds, DTC reserves the right to exchange the related Global Bonds (without the direction of one or more of its Direct Participants) for legended Certificated Bonds, and to distribute such Certificated Bonds to its Direct Participants. See “— Exchange of Interests in Global Bonds for Certificated Bonds.”
     Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the Global Bonds among Direct Participants, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. None of Consumers, the underwriters or the Trustee will have any responsibility for the performance by DTC, or its respective Direct Participants and Indirect Participants, of their respective obligations under the rules and procedures governing any of their operations.
     The information in this section concerning DTC and its book-entry system has been obtained from DTC, and Consumers takes no responsibility for the accuracy thereof.

Exchange of Interests in Global Bonds for Certificated Bonds
     Global Bonds may be exchanged for Certificated Bonds if (1) (a) DTC notifies Consumers that it is unwilling or unable to continue as depositary for the Global Bonds or Consumers determines that DTC is unable to act as such depositary and Consumers thereupon fails to appoint a successor depositary within 90 days or (b) DTC has ceased to be a clearing agency registered under the Exchange Act, (2) Consumers, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Bonds or (3) there shall have occurred and be continuing a default or an event of default with respect to the Bonds. In any such case, Consumers will notify the Trustee in writing that, upon surrender by the Direct Participants and Indirect Participants of their interest in such Global Bond, Certificated Bonds will be issued to each person that such Direct Participants and Indirect Participants and DTC identify as being the beneficial owner of the related Bonds.
     Beneficial interests in Global Bonds held by any Direct Participant or Indirect Participant may be exchanged for Certificated Bonds upon request to DTC, or by such Direct Participant (for itself or on behalf of an Indirect Participant), to the Trustee in accordance with customary DTC procedures. Certificated Bonds delivered in exchange for any beneficial interest in any Global Bond will be registered in the names, and issued in any approved denominations, requested by DTC on behalf of such Direct Participants or Indirect Participants (in accordance with DTC’s customary procedures).
     Neither Consumers nor the Trustee will be liable for any delay by the holder of Global Bonds or DTC in identifying the beneficial owners of the related Bonds, and Consumers and the Trustee may conclusively rely on, and will be protected in relying on, instructions from the holder of the Global Bond or DTC for all purposes.
Certificated Bonds
     Certificated Bonds may be exchangeable for other Certificated Bonds of any authorized denominations and of a like aggregate principal amount and tenor. Certificated Bonds may be presented for exchange, and may be presented for registration of transfer (duly endorsed, or accompanied by a duly executed written instrument of transfer), at the designated office of the Trustee in Detroit, Michigan (the “Security Registrar”). The Security Registrar will not charge a service charge for any registration of transfer or exchange of Bonds; however, Consumers may require payment by a holder of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection therewith, as described in the Indenture. Such transfer or exchange will be effected upon the Security Registrar being satisfied with the documents of title and identity of the person making the request. Consumers may at any time designate additional transfer agents with respect to the Bonds.
     Consumers shall not be required to (a) issue, exchange or register the transfer of any Certificated Bond for a period of 15 days next preceding the mailing of notice of redemption of such Bond or (b) exchange or register the transfer of any Certificated Bond or portion thereof selected, called or being called for redemption, except, in the case of any Certificated Bond to be redeemed in part, the portion thereof not so to be redeemed.
     If a Certificated Bond is mutilated, destroyed, lost or stolen, it may be replaced at the office of the Security Registrar upon payment by the holder of such expenses as may be incurred by Consumers and the Security Registrar in connection therewith and the furnishing of such evidence and indemnity as Consumers and the Security Registrar may require. Mutilated Bonds must be surrendered before new Bonds will be issued.
Same Day Settlement
     Payments in respect of the Bonds represented by the Global Bonds (including principal, premium, if any, and interest) will be made by wire transfer of immediately available same day funds to the accounts specified by DTC as the holder of the Global Bonds. Principal, premium, if any, and interest and liquidated damages, if any, on all Certificated Bonds in registered form will be payable at the office or agency of the Trustee in The City of New York, except that, at the option of Consumers, payment of any interest and liquidated damages, if any, may be made except for DTC (1) by check mailed to the address of the person entitled thereto as such address shall appear in the security register or (2) by wire transfer to an account maintained by the person entitled thereto as specified in the security register.

RATINGS
     S&P has assigned the Bonds a rating of BBB, Moody’s has assigned the Bonds a rating of Baa1 and Fitch has assigned the Bonds a rating of BBB+. Such ratings reflect only the views of such ratings agencies, and do not constitute a recommendation to buy, sell or hold securities. In general, ratings address credit risk. Each rating should be evaluated independently of any other rating. An explanation of the significance of such ratings may be obtained only from such rating agencies at the following addresses: Standard & Poor’s, 25 Broadway, New York, New York 10004; Moody’s Investors Service, Inc., 99 Church Street, New York, New York 10007; and Fitch, Inc., 1 State Street Plaza, New York, New York 10004. The security rating may be subject to revision or withdrawal at any time by the assigning rating organization, and, accordingly, there can be no assurance that such ratings will remain in effect for any period of time or that they will not be revised downward or withdrawn entirely by the rating agencies if, in their judgment, circumstances warrant. Neither Consumers nor the underwriters have undertaken any responsibility to oppose any proposed downward revision or withdrawal of a rating on the Bonds. Any such downward revision or withdrawal of such ratings may have an adverse effect on the market price of the Bonds.
UNDERWRITING
     Barclays Capital Inc., BNP Paribas Securities Corp. and Scotia Capital (USA) Inc. are acting as joint book-running managers of the offering and acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus supplement, each underwriter named below has agreed to purchase, and we have agreed to sell to that underwriter, the principal amount of the Bonds set forth opposite the underwriter’s name.

Underwriters	Principal Amount
Barclays Capital Inc.	$
BNP Paribas Securities Corp.
Scotia Capital (USA) Inc.
Greenwich Capital Markets, Inc.
Wedbush Morgan Securities Inc.
Comerica Securities, Inc.
Wells Fargo Securities, LLC
The Williams Capital Group, L.P.

Total	$

     The underwriting agreement provides that the obligations of the underwriters to purchase the Bonds are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase and accept delivery of all Bonds if any are purchased.
     The underwriters propose to offer some of the Bonds directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the Bonds to dealers at the public offering price less a concession not to exceed      % of the principal amount of the Bonds. The underwriters may allow, and dealers may reallow, a concession not to exceed       % of the principal amount of the Bonds on sales to other dealers. After the initial offering of the Bonds to the public, the representatives may change the public offering price and concessions.
     We estimate that our out-of-pocket expenses for this offering will be approximately $300,000.
     The underwriters have advised us that they currently intend to make a market in the Bonds. However, they are not obligated to do so and they may discontinue any market-making activities with respect to the Bonds at any time without notice. In addition, marketing-making activity will be subject to the limits imposed by the Securities Act of 1933, as amended (the “Securities Act”), and the Exchange Act.
     In connection with this offering, the underwriters may purchase and sell Bonds in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves sales of Bonds in excess of the principal amount of Bonds to be purchased by the underwriters in this offering, which creates a short position for the underwriters. Covering transactions involve purchases of the Bonds in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions consist of certain bids or purchases of Bonds made for the purpose of preventing or retarding a decline in the market price of the Bonds while the offering is in progress. Any of these activities may have the effect of preventing or retarding a decline in the market price of the Bonds. They may also cause the price of the Bonds to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.
     We expect to deliver the Bonds against payment for the Bonds on or about the date specified in the last paragraph of the cover page of this prospectus supplement, which will be the fourth business day following the date of pricing of the Bonds. Since trades in the secondary market generally settle in three business days, purchasers who wish to trade Bonds on the date of pricing will be required, by virtue of the fact that the Bonds initially will settle in T+4, to specify alternative settlement arrangements to prevent a failed settlement.
     The underwriters have performed investment banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. Affiliates of some of the underwriters are lenders to us and our affiliates under our credit facilities. Some of the underwriters and their affiliates may engage in other transactions with, and perform other services for, us and our affiliates in the ordinary course of business.
     A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters.
     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of any of those liabilities.
     UnionBanc Investment Services, LLC, a member of the National Association of Securities Dealers, Inc. and subsidiary of Union Bank of California, N.A., is being paid a referral fee by Wedbush Morgan Securities Inc.
LEGAL OPINIONS
     Shelley J. Ruckman, Esq., Assistant General Counsel of Consumers, will render opinions as to the legality of the Bonds for Consumers.
     Pillsbury Winthrop Shaw Pittman LLP will pass upon certain legal matters with respect to the Bonds for the underwriters.
EXPERTS
     The consolidated financial statements of Consumers as of and for the year ended December 31, 2007 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting), incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2007, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
     The consolidated financial statements of Consumers at December 31, 2006 and for each of the two years in the period ended December 31, 2006, appearing in Consumers’ Annual Report on Form 10-K for the year ended December 31, 2007 (including a schedule appearing therein), have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference which, as to 2006 and 2005, are based in part on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm for the MCV Partnership. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.
     The financial statements of the MCV Partnership, as of November 21, 2006 and December 31, 2005 and for the period ended November 21, 2006 and the year ended December 31, 2005, not separately presented in this prospectus supplement, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, whose report thereon is incorporated in this prospectus supplement by reference to the Annual Report on Form 10-K for the year ended December 31, 2007. Such financial statements, to the extent they have been included in the financial statements of Consumers, have been so incorporated in reliance on the report of such independent registered public accounting firm given on the authority of said firm as experts in auditing and accounting.

Consumers Energy Company
SENIOR NOTES
FIRST MORTGAGE BONDS
SUBORDINATED DEBENTURES
GUARANTEES
AND
Consumers Energy Company Financing V
Consumers Energy Company Financing VI
TRUST PREFERRED SECURITIES
GUARANTEED TO THE EXTENT SET FORTH HEREIN BY
CONSUMERS ENERGY COMPANY
Offering Price: $1,500,000,000

     We may offer, from time to time:
•	secured senior debt, unsecured senior debt or unsecured subordinated debt securities consisting of debentures, notes, bonds and other unsecured evidences of indebtedness; and

•	guarantees of Consumers Energy Company with respect to trust preferred securities of Consumers Energy Company Financing V and Consumers Energy Company Financing VI.
     For each type of securities listed above, the amount, price and terms will be determined at or prior to the time of sale.
     Consumers Energy Company Financing V and Consumers Energy Company Financing VI, which are Delaware business trusts (the “trusts”), may offer trust preferred securities. The trust preferred securities represent preferred undivided beneficial interests in the assets of Consumers Energy Company Financing V and Consumers Energy Company Financing VI in amounts, at prices and on terms to be determined at or prior to the time of sale.
     We will provide the specific terms of these securities in an accompanying prospectus supplement or supplements. You should read this prospectus and the accompanying prospectus supplement or supplements carefully before you invest.
These securities involve risk. See “Risk Factors” on page 2.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
     We intend to sell these securities through underwriters, dealers, agents or directly to a limited number of purchasers. The names of, and any securities to be purchased by or through, these parties, the compensation of these parties and other special terms in connection with the offering and sale of these securities will be provided in the related prospectus supplement or supplements.
     This prospectus may not be used to consummate sales of any of these securities unless accompanied by a prospectus supplement.
     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
The date of this prospectus is December 1, 2004.

     NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT, AND ANY INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CONSUMERS ENERGY COMPANY (“CONSUMERS”) OR ANY UNDERWRITER, DEALER OR AGENT. THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH THEY RELATE OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT NOR ANY SALE MADE HEREUNDER OR THEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF SUCH INFORMATION.

SUMMARY
     This prospectus is part of a registration statement on Form S-3 that we filed with the Securities and Exchange Commission (“SEC”) utilizing a “shelf” registration process. Under this shelf process, we may sell any combination of securities described in this prospectus in one or more offerings, up to a total dollar amount of $1,500,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement containing specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described below under the heading “Where You Can Find More Information.”
RISK FACTORS
     Before acquiring any of the securities that may be offered hereby, you should carefully consider the risks discussed in the section of our Form 10-Q for the quarter ended September 30, 2004, filed on November 4, 2004, entitled “Forward-Looking Statements and Risk Factors,” which is incorporated in this document by reference. You should also consider the risk factors listed in the accompanying prospectus supplement or supplements and you should read this prospectus and the accompanying prospectus supplement or supplements carefully before you invest.
WHERE YOU CAN FIND MORE INFORMATION
     We file reports, proxy statements and other information with the SEC under File No. 1-5611. Our SEC filings are also available over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room at 450 Fifth Street N.W., Room 1024, Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms and their copy charges. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005. You can find additional information about us, including our Annual Report on Form 10-K for the year ended December 31, 2003 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 on the Web site of our parent company at http://www.cmsenergy.com. The information on this Web site is not a part of this prospectus.

     We are “incorporating by reference” information into this prospectus. This means that we are disclosing important information by referring to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about us and our finances.
•	Annual Report on Form 10-K/A for the year ended December 31, 2003 filed on July 21, 2004

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed on May 7, 2004, Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 filed on August 6, 2004 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 filed on November 4, 2004

•	Current Reports on Form 8-K filed on January 22, 2004, March 18, 2004, June 3, 2004, August 20, 2004, September 1, 2004, October 6, 2004, October 12, 2004, October 13, 2004 and October 19, 2004
     The documents filed by us with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) between the date of the initial filing of the registration statement of which this prospectus is a part and the effectiveness of the registration statement, as well as subsequent to the date of this prospectus, but prior to its termination, are also incorporated by reference into this prospectus.
     We will provide, upon your oral or written request, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost by writing or telephoning us at the following address:
Consumers Energy Company
One Energy Plaza
Jackson, Michigan 49201
Tel: (517) 788-0550
Attention: Office of the Secretary
     You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information that is different from this information.
     Separate financial statements of the trusts have not been included in this prospectus. Consumers and the trusts do not consider such financial statements to be helpful because:
•	Consumers beneficially owns directly or indirectly all of the undivided beneficial interests in the assets of the trusts (other than the beneficial interests represented by the trust preferred securities). See “Consumers Energy Company Trusts,” “Description of Securities — Trust Preferred Securities” and “Description of Securities — The Guarantees.”

•	Consumers will guarantee the trust preferred securities such that the holders of the trust preferred securities, with respect to the payment of distributions and amounts upon liquidation, dissolution and winding-up, are at least in the same position with regard to the assets of Consumers as a preferred stockholder of Consumers.

•	In future filings under the Exchange Act, an audited footnote to Consumers’ annual financial statements will state that the trusts are wholly-owned by Consumers, that the sole assets of the trusts are the senior notes or the subordinated debentures of Consumers having a specified total principal amount, and, considered together, the back-up undertakings, including the guarantees, constitute a full and unconditional guarantee by Consumers of the trusts’ obligations under the trust preferred securities issued by the trusts.

•	Each trust is a newly created special purpose entity, has no operating history, no independent operations and is not engaged in, and does not propose to engage in, any activity other than as described under “Consumers Energy Company Trusts.”

CONSUMERS ENERGY COMPANY
     Consumers primarily consists of electric and gas utility operations. Consumers was formed in Michigan in 1968 and is the successor to a corporation organized in Maine in 1910, which did business in Michigan from 1915 to 1968. Industries in Consumers’ service areas include automotive, metal, chemical, food and wood products and a diversified group of other industries. Consumers’ consolidated operating revenue was $4.435 billion in 2003, $4.169 billion in 2002, and $3.976 billion in 2001.
Electric Utility Operations
     Consumers’ electric utility operating revenue was $2.590 billion in 2003, $2.648 billion in 2002, and $2.633 billion in 2001. Based on the average number of customers, Consumers’ electric utility operations, if independent, would be the thirteenth largest electric utility company in the United States. The electric operations of Consumers include the generation, purchase, distribution and sale of electricity. In 2003, total electric sales were 36 billion kilowatt-hours (“kWh”) and retail open access deliveries were 3 billion kWh. At year-end 2003, it served customers in 61 of the 68 counties of Michigan’s Lower Peninsula. Principal cities served include Battle Creek, Flint, Grand Rapids, Jackson, Kalamazoo, Midland, Muskegon and Saginaw. Consumers’ electric utility customer base includes a mix of residential, commercial and diversified industrial customers, the largest segment of which is the automotive industry. Consumers’ electric operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.
     At December 31, 2003, Consumers owned and operated 30 electric generating plants with an aggregate of 6,431 megawatts (“MW”) of capacity. Also, in 2003, Consumers purchased up to 2,353 MW of net capacity from other power producers, which amounted to 30.5% of Consumers’ total system requirements, the largest of which was the Midland Cogeneration Venture Limited Partnership in which Consumers has a 49% interest through CMS Midland, Inc. (“MCV Partnership”). Consumers also owns:
•	347 miles of high voltage distribution radial lines operating at 120 kilovolts and above;

•	4,164 miles of high voltage distribution overhead lines operating at 23 kilovolts and 46 kilovolts;

•	16 subsurface miles of high voltage distribution underground lines operating at 23 kilovolts and 46 kilovolts;

•	54,922 miles of electric distribution overhead lines;

•	8,526 subsurface miles of underground distribution lines; and

•	substations having an aggregate transformer capacity of 20,605,680 kilovoltamperes.
     Consumers generates electricity principally from coal and nuclear fuel. Consumers has four generating plant sites that use coal as a fuel source and constituted 76% of its baseload capacity in 2003. In 2003, these plants produced a combined total of 20,091 million kWhs of electricity and burned 10.1 million tons of coal. Consumers owns Palisades, an operating nuclear power plant located near South Haven, Michigan. In May 2001, with the approval of the Nuclear Regulatory Commission, Consumers transferred its authority to operate Palisades to the Nuclear Management Company (“NMC”). The Palisades nuclear fuel supply responsibilities are under the control of NMC acting as agent for Consumers. During 2003, Palisades’ net generation was 6,151 million kWhs, constituting 23.3% of Consumers’ baseload supply.
Gas Utility Operations
     Consumers’ gas utility operating revenue was $1.845 billion in 2003, $1.519 billion in 2002, and $1.338 billion in 2001. Based on the average number of customers, Consumers’ gas utility operations, if independent, would be the tenth largest gas utility company in the United States. Consumers’ gas utility operations purchase, transport, store, distribute and sell natural gas. In 2003, total deliveries of natural gas sold by Consumers and by other sellers who deliver natural gas through Consumers’ pipeline and distribution network to ultimate customers, including the MCV Partnership, totaled 388 billion cubic feet (“bcf”). As of December 31, 2003, Consumers was authorized to provide service in 54 of the 68 counties in Michigan’s Lower Peninsula. Principal cities served include Bay City, Flint, Jackson, Kalamazoo, Lansing, Pontiac and Saginaw, as well as the suburban Detroit area, where nearly 900,000 of the gas customers are located. Consumers’ gas operations are not dependent upon a single customer, or even a few customers, and the loss of any one or even a few of such customers is not reasonably likely to have a material adverse effect on its financial condition.
     Consumers’ gas distribution and transmission system consists of:
•	25,055 miles of distribution mains throughout Michigan’s Lower Peninsula;

•	2,408 miles of transmission lines throughout Michigan’s Lower Peninsula;

•	7 compressor stations with a total of 162,000 installed horsepower; and

•	14 gas storage fields located across Michigan with an aggregate storage capacity of 331 bcf and a working storage capacity of 130 bcf.
     Total 2003 purchases of gas supply included 66% from United States producers outside Michigan, 22% from Canadian producers and

3% from Michigan producers. Authorized suppliers in the gas customer choice program supplied the remaining 9% of gas delivered by Consumers. Consumers also has firm transportation agreements with independent pipeline companies for the delivery of gas. Consumers uses these agreements to deliver gas to Michigan for ultimate deliveries to market. In total, Consumers’ firm transportation and city gate arrangements are capable of delivering over 95% of Consumers’ total gas supply requirements.
     The foregoing information concerning Consumers does not purport to be comprehensive. For additional information concerning Consumers’ business and affairs, including its capital requirements and external financing plans, pending legal and regulatory proceedings and descriptions of certain laws and regulations to which Consumers is subject, prospective purchasers should refer to the documents incorporated herein by reference. See “Where You Can Find More Information” above.
     The address of Consumers’ principal executive offices is One Energy Plaza, Jackson, Michigan 49201. Its telephone number is (517) 788-0550.
CONSUMERS ENERGY COMPANY TRUSTS
     Consumers Energy Company Financing V and Consumers Energy Company Financing VI are statutory business trusts created under the Delaware Business Trust Act by way of:
•	Declaration of Trust executed by Consumers, as sponsor, and the trustees of the trusts; and

•	the filing of certificates of trust with the Secretary of State of the State of Delaware.
     At the time of public issuance of the trust preferred securities, each Declaration of Trust will be amended and restated in its entirety and will be qualified as an indenture under the Trust Indenture Act of 1939, as amended. Consumers will directly or indirectly acquire common securities of each trust in a total liquidation amount of at least 3% of the total capital of the trust. Each trust exists for the exclusive purposes of:
•	issuing the trust preferred securities and common securities representing undivided beneficial interests in the assets of the trust;

•	investing the gross proceeds of the common securities and the trust preferred securities in the senior notes or subordinated debentures; and

•	engaging in only those other activities necessary or incidental thereto.
     Each trust has a term of approximately 55 years, but may terminate earlier as provided in the amended and restated Declaration of Trust.
     The proceeds from the offering of the trust preferred securities and the sale of the common securities may be used by each trust to purchase from Consumers senior notes or subordinated debentures in a total principal amount equal to the total liquidation preference of the common securities and the trust preferred securities. The Consumers notes or debentures would bear interest at an annual rate equal to the annual distribution rate of the common securities and the trust preferred securities and would have certain redemption terms that correspond to the redemption terms for the common securities and the trust preferred securities. The senior notes will rank on an equal basis with all other unsecured debt of Consumers except subordinated debt. The subordinated debentures will rank subordinate in right of payment to all of Consumers’ senior indebtedness (as defined in this prospectus). Distributions on the common securities and the trust preferred securities may not be made unless each trust receives corresponding interest payments on the senior notes or the subordinated debentures from Consumers. Consumers will irrevocably guarantee, on a senior or subordinated basis, as applicable, and to the extent set forth in the guarantee, with respect to each of the common securities and the trust preferred securities, the payment of distributions, the redemption price, including all accrued or deferred and unpaid distributions, and payment on liquidation, but only to the extent of funds on hand. Each guarantee will be unsecured and will be either equal to or subordinate to, as applicable, all senior indebtedness, of Consumers. Upon the occurrence of certain events (subject to the conditions to be described in an accompanying prospectus supplement) each trust may be liquidated and the holders of the common securities and the trust preferred securities could receive senior notes or subordinated debentures in lieu of any liquidating cash distribution.
     Pursuant to the amended and restated Declaration of Trust, the number of trustees of each trust will initially be four. Two of the trustees will be persons who are employees or officers of or who are affiliated with Consumers and will be referred to as the regular trustees. The third trustee will be a financial institution that is unaffiliated with Consumers, which trustee will serve as property trustee under the applicable amended and restated Declaration of Trust and as indenture trustee for the purposes of compliance with the provisions of the Trust Indenture Act of 1939. Initially, The Bank of New York, a New York banking corporation, will be the property trustee until removed or replaced by the holder of the common securities. For the purpose of compliance with the provisions of the Trust Indenture Act of 1939, The Bank of New York will also act as guarantee trustee. The fourth trustee, The Bank of New York

(Delaware), will act as the Delaware trustee for the purposes of the Delaware Business Trust Act, until removed or replaced by the holder of the common securities. See “Description of Securities — The Guarantees.”
     The property trustee will hold title to the applicable senior notes or subordinated debentures for the benefit of the holders of the common securities and the trust preferred securities and the property trustee will have the power to exercise all rights, powers and privileges under the applicable indentures as the holder of the senior notes or subordinated debentures. In addition, the property trustee will maintain exclusive control of a segregated non-interest bearing bank account to hold all payments made in respect of the senior notes or subordinated debentures for the benefit of the holders of the common securities and the trust preferred securities. The property trustee will make payments of distributions and payments on liquidation, redemption and otherwise to the holders of the common securities and the trust preferred securities out of funds from the segregated non-interest bearing bank account. The guarantee trustee will hold the guarantees for the benefit of the holders of the common securities and the trust preferred securities. Consumers, as the direct or indirect holder of all the common securities, will have the right to appoint, remove or replace any of the trustees. Consumers will also have the right to increase or decrease the number of trustees, as long as the number of trustees shall be at least three, a majority of which shall be regular trustees. Consumers will pay all fees and expenses related to the trusts and the offering of the common securities and the trust preferred securities.
     The rights of the holders of the trust preferred securities, including economic rights, rights to information and voting rights, are set forth in the applicable amended and restated Declaration of Trust, the Delaware Business Trust Act and the Trust Indenture Act of 1939.
     The trustee for each trust in the State of Delaware is The Bank of New York (Delaware), White Clay Center, Route 273, Newark, Delaware 19711.
     The principal place of business of each trust will be c/o Consumers Energy Company, One Energy Plaza, Jackson, Michigan 49201.

USE OF PROCEEDS
     The proceeds received by each of the trusts from the sale of its trust preferred securities or the common securities will be invested in the senior notes or the subordinated debentures. As will be more specifically set forth in the applicable prospectus supplement, Consumers will use those borrowed amounts and the net proceeds from the sale of senior notes, first mortgage bonds or subordinated debentures offered hereby for its general corporate purposes, including capital expenditures, investment in subsidiaries, working capital and repayment of debt. Any specific allocation of the proceeds to a particular purpose that has been made at the date of any prospectus supplement will be described in the appropriate prospectus supplement.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
     The ratios of earnings to fixed charges and the ratios of earnings to combined fixed charges and preference dividends for the nine months ended September 30, 2004 and each of the years ended December 31, 1999 through 2003, are as follows:

	Nine Months
	Ended
	September 30,	Year Ended December 31,
	2004	2003	2002		2001		2000	1999
Ratio of earnings to: (a)
Fixed charges	1.98	2.25	3.59	(b)	2.28	(c)	2.90	3.46
Combined fixed charges and preference dividends	1.98	2.23	2.88	(b)	1.87	(c)	2.44	2.99

(a)	For purposes of computing the ratio, earnings represent the sum of pretax income, net interest charges and the estimated interest portions of lease rentals, plus distributed income of equity investees less earnings from equity investees. Earnings for the ratio of earnings to combined fixed charges and preference dividends also includes the amount required to pay distributions on preferred securities and the amount of pretax earnings required to pay the dividends on outstanding preferred stock.

(b)	Excludes a cumulative effect of change in accounting after-tax gain of $18 million: if included, ratio would be unchanged, since the change in accounting resulted from the equity-based subsidiary, MCV Partnership. The total net income of equity-based subsidiaries are excluded from determining earnings as defined.

(c)	Excludes a cumulative effect of change in accounting after-tax loss of $11 million; if included, ratio would be 1.81.

DESCRIPTION OF SECURITIES
Introduction
     Specific terms of the debt securities consisting of the senior notes, first mortgage bonds or subordinated debentures, or the trust preferred securities, or any combination of these securities, and the irrevocable guarantees of Consumers with respect to each of the common securities and the preferred securities of the trust, for which this prospectus is being delivered, will be set forth in an accompanying prospectus supplement or supplements. The prospectus supplement will set forth with regard to the particular offered securities, without limitation, the following:
•	in the case of debt securities, the designation, total principal amount, denomination, maturity, premium, if any, any exchange, conversion, redemption or sinking fund provisions, any interest rate (which may be fixed or variable), the time or method of calculating any interest payments, the right of Consumers, if any, to defer payment or interest on the debt securities and the maximum length of such deferral, put options, if any, public offering price, ranking, any listing on a securities exchange and other specific terms of the offering; and

•	in the case of trust preferred securities, the designation, number of shares, liquidation preference per security, initial public offering price, any listing on a securities exchange, dividend rate (or method of calculation thereof), dates on which dividends shall be payable and dates from which dividends shall accrue, any voting rights, any redemption, exchange, conversion or sinking fund provisions and any other rights, preferences, privileges, limitations or restrictions relating to a specific series of the trust preferred securities including a description of the Consumers guarantee, as the case may be.
Debt Securities
     Senior notes will be issued under a senior note indenture. The first mortgage bonds will be issued under a mortgage indenture. The subordinated debentures will be issued under a subordinated debt indenture. The senior note indenture, the mortgage indenture and the subordinated debt indenture are sometimes referred to in this prospectus individually as an “indenture” and collectively as the “indentures.”
     The following briefly summarizes the material provisions of the indentures and the debt securities. You should read the more detailed provisions of the applicable indenture, including the defined terms, for provisions that may be important to you. You should also read the particular terms of a series of debt securities, which will be described in more detail in the applicable prospectus supplement. Copies of the indentures may be obtained from Consumers or the applicable trustee.
     Unless otherwise provided in the applicable prospectus supplement, the trustee under the senior note indenture will be JPMorgan Chase Bank, N.A., the trustee under the mortgage indenture will be JPMorgan Chase Bank, N.A. and the trustee under the subordinated debt indenture will be The Bank of New York.
General
     The indentures provide that debt securities of Consumers may be issued in one or more series, with different terms, in each case as authorized on one or more occasions by Consumers.
     Federal income tax consequences and other special considerations applicable to any debt securities issued by Consumers at a discount will be described in the applicable prospectus supplement.
     The applicable prospectus supplement relating to any series of debt securities will describe the following terms, where applicable:
•	the title of the debt securities;

•	whether the debt securities will be senior or subordinated debt;

•	the total principal amount of the debt securities;

•	the percentage of the principal amount at which the debt securities will be sold and, if applicable, the method of determining the price;

•	the maturity date or dates;

•	any interest rate or the method of computing any interest rate;

•	the date or dates from which any interest will accrue, or how such date or dates will be determined, and the interest payment date or dates and any related record dates;

•	the location where payments on the debt securities will be made;

•	any terms and conditions on which the debt securities may be redeemed at the option of Consumers;

•	any obligation of Consumers to redeem, purchase or repay the debt securities at the option of a holder upon the happening of any event and the terms and conditions of redemption, purchase or repayment;

•	any provisions for the discharge of Consumers’ obligations relating to the debt securities by deposit of funds or United States government obligations;

•	whether the debt securities are to trade in book-entry form and any terms and conditions for exchanging the global security in whole or in part for paper certificates;

•	any material provisions of the applicable indenture described in this prospectus that do not apply to the debt securities;

•	any additional amounts with respect to the debt securities that Consumers will pay to a non-United States person because of any tax, assessment or governmental charge withheld or deducted and, if so, any option of Consumers to redeem the debt securities rather than paying these additional amounts;

•	any additional events of default; and

•	any other specific terms of the debt securities.
Concerning the Trustees
     Each of JPMorgan Chase Bank, N.A., the trustee under the senior note indenture for the senior notes, JPMorgan Chase Bank, N.A., the trustee under the mortgage indenture for the first mortgage bonds, and The Bank of New York, the trustee under the subordinated debt indenture for the subordinated debentures, is one of a number of banks with which Consumers and its subsidiaries maintain ordinary banking relationships, including credit facilities.
Exchange and Transfer
     Debt securities may be presented for exchange. Registered debt securities may be presented for registration of transfer at the offices of the applicable trustee and, subject to the restrictions set forth in the debt security and in the applicable prospectus supplement, without service charge, but upon payment of any taxes or other governmental charges due in connection with the transfer, subject to any limitations contained in the applicable indenture. Debt securities in bearer form and any related coupons will be transferable by delivery.
Payment
     Distributions on the debt securities in registered form will be made at the office or agency of the applicable trustee in the Borough of Manhattan, The City of New York or its other designated office. However, at the option of Consumers, payment of any interest may be made by check or by wire transfer. Payment of any interest due on debt securities in registered form will be made to the persons in whose name the debt securities are registered at the close of business on the record date for such interest payments. Payments made in any other manner will be specified in the applicable prospectus supplement.

Governing Law
     Each indenture and the debt securities will be governed by, and construed in accordance with, the laws of the State of Michigan unless the laws of another jurisdiction shall mandatorily apply. The rights, duties and obligations of the subordinated note trustee are governed by and construed in accordance with the laws of the State of New York.
Senior Notes
General
     The senior notes will be issued under a senior note indenture dated as of February 1, 1998, as supplemented (the “senior note indenture”) with JPMorgan Chase Bank, N.A., as the senior note trustee. The following summaries of some important provisions of the senior note indenture (including its supplements by such reference) do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the senior note indenture. The senior note indenture is incorporated by reference in this prospectus and is available upon request to the senior note trustee. In addition, capitalized terms used in this section and not otherwise defined in this prospectus shall have the meaning given to them in the senior note indenture.
Security; Release Date
     Until the release date (as described in the next paragraph), the senior notes will be secured by one or more series of Consumers’ first mortgage bonds issued and delivered by Consumers to the senior note trustee. See “First Mortgage Bonds.” Upon the issuance of a series of senior notes prior to the release date, Consumers will simultaneously issue and deliver to the senior note trustee, as security for all senior notes, a series of first mortgage bonds that will have the same stated maturity date and corresponding redemption provisions, and will be in the same total principal amount as the series of the senior notes being issued. Any series of first mortgage bonds securing senior notes may, but need not, bear interest. Any payment by Consumers to the senior note trustee of principal of, and interest and/or premium, if any, on, a series of first mortgage bonds will be applied by the senior note trustee to satisfy Consumers’ obligations with respect to principal of, and interest and/or premium, if any, on, the corresponding senior notes.
     The “release date” will be the date that all first mortgage bonds of Consumers issued and outstanding under a mortgage indenture with JPMorgan Chase Bank, N.A. as mortgage trustee, other than first mortgage bonds securing senior notes, have been retired (at, before or after their maturity) through payment, redemption or otherwise. On the release date, the senior note trustee will deliver to Consumers, for cancellation, all first mortgage bonds securing senior notes. Not later than 30 days thereafter, the senior note trustee will provide notice to all holders of senior notes of the occurrence of the release date. As a result, on the release date, the first mortgage bonds securing senior notes will cease to secure the senior notes. The senior notes will then become unsecured general obligations of Consumers and will rank equally with other unsecured indebtedness of Consumers. Each series of first mortgage bonds that secures senior notes will be secured by a lien on certain property owned by Consumers. See “First Mortgage Bonds — Priority And Security.” Upon the payment or cancellation of any outstanding senior notes, the senior note trustee will surrender to Consumers for cancellation an equal principal amount of the related series of first mortgage bonds. Consumers will not permit, at any time prior to the release date, the total principal amount of first mortgage bonds securing senior notes held by the senior note trustee to be less than the total principal amount of senior notes outstanding. Following the release date, Consumers will cause the mortgage to be discharged and will not issue any additional first mortgage bonds under the mortgage. While Consumers will be precluded after the release date from issuing additional first mortgage bonds, it will not be precluded under the senior note indenture or senior notes from issuing or assuming other secured debt, or incurring liens on its property, except to the extent indicated below under “— Certain Covenants Of Consumers — Limitation on Liens.”
Events Of Default
     The following constitute events of default under senior notes of any series:
     (1) failure to pay principal of and premium, if any, on any senior note of such series when due;
     (2) failure to pay interest on any senior note of such series when due for 60 days;
     (3) failure to perform any other covenant or agreement of Consumers in the senior notes of such series for 90 days after written notice to Consumers by the senior note trustee or the holders of at least 33% in total principal amount of the outstanding senior notes;
     (4) prior to the release date, a default under the mortgage; provided, however, that the waiver or cure of such default and the rescission and annulment of the consequences under the mortgage will be a waiver of the corresponding event of default under the senior note indenture and a rescission and annulment of the consequences under the senior note indenture; and

     (5) certain events of bankruptcy, insolvency, reorganization, assignment or receivership of Consumers.
     If an event of default occurs and is continuing, either the senior note trustee or the holders of a majority in total principal amount of the outstanding senior notes may declare the principal amount of all senior notes to be due and payable immediately.
     The senior note trustee generally will be under no obligation to exercise any of its rights or powers under the senior note indenture at the request or direction of any of the holders of senior notes of such series unless those holders have offered to the senior note trustee reasonable security or indemnity. Subject to the provisions for indemnity and certain other limitations contained in the senior note indenture, the holders of a majority in principal amount of the outstanding senior notes of such series generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the senior note trustee, or of exercising any trust or power conferred on the senior note trustee. The holders of a majority in principal amount of the outstanding senior notes of such series generally will have the right to waive any past default or event of default (other than a payment default) on behalf of all holders of senior notes of such series.
     No holder of senior notes of a series may institute any action against Consumers under the senior note indenture unless:
     (1) that holder gives to the senior note trustee advance written notice of default and its continuance;
     (2) the holders of a majority in total principal amount of senior notes of such series then outstanding affected by that event of default request the senior note trustee to institute such action;
     (3) that holder has offered the senior note trustee reasonable indemnity; and
     (4) the senior note trustee shall not have instituted such action within 60 days of such request.
     Furthermore, no holder of senior notes will be entitled to institute any such action if and to the extent that that action would disturb or prejudice the rights of other holders of senior notes of such series.
     Within 90 days after the occurrence of a default with respect to the senior notes of a series, the senior note trustee must give the holders of the senior notes of such series notice of any such default known to the senior note trustee, unless cured or waived. The senior note trustee may withhold such notice if it determines in good faith that it is in the interest of such holders to do so except in the case of default in the payment of principal of, and interest and/or premium, if any, on, any senior notes of such series. Consumers is required to deliver to the senior note trustee each year a certificate as to whether or not, to the knowledge of the officers signing such certificate, Consumers is in compliance with the conditions and covenants under the senior note indenture.
Modification
     Consumers and the senior note trustee cannot modify and amend the senior note indenture without the consent of the holders of a majority in principal amount of the outstanding affected senior notes. Consumers and the senior note trustee cannot modify and amend the senior note indenture without the consent of the holder of each outstanding senior note of such series to:
     (1) change the maturity date of any senior note of such series;
     (2) reduce the rate (or change the method of calculation thereof) or extend the time of payment of interest on any senior note of such series;
     (3) reduce the principal amount of, or premium payable on, any senior note of such series;
     (4) change the coin or currency of any payment of principal of, and interest and/or premium on, any senior note of such series;
     (5) change the date on which any senior note of such series may be redeemed or repaid at the option of its holder or adversely affect the rights of a holder to institute suit for the enforcement of any payment on or with respect to any senior note of such series;
     (6) impair the interest of the senior note trustee in the first mortgage bonds securing the senior notes of such series held by it or, prior to the release date, reduce the principal amount of any series of first mortgage bonds securing the senior notes of such series to an amount less than the principal amount of the related series of senior notes or alter the payment provisions of such first mortgage bonds in a manner adverse to the holders of the senior notes; or

     (7) modify the senior notes of such series necessary to modify or amend the senior note indenture or to waive any past default to less than a majority.
     Consumers and the senior note trustee can modify and amend the senior note indenture without the consent of the holders in certain cases, including:
     (1) to add to the covenants of Consumers for the benefit of the holders or to surrender a right conferred on Consumers in the senior note indenture;
     (2) to add further security for the senior notes of such series;
     (3) to add provisions enabling Consumers to be released with respect to one or more series of outstanding senior notes from its obligations under the covenants upon satisfaction of conditions with respect to such series of senior notes;
     (4) to supply omissions, cure ambiguities or correct defects which actions, in each case, are not prejudicial to the interests of the holders in any material respect; or
     (5) to make any other change that is not prejudicial to the holders of senior notes of such series in any material respect.
     A supplemental indenture which changes or eliminates any covenant or other provision of the senior note indenture (or any supplemental indenture) which has expressly been included solely for the benefit of one or more series of senior notes, or which modifies the rights of the holders of senior notes of such series with respect to such covenant or provision, will be deemed not to affect the rights under the senior note indenture of the holders of senior notes of any other series.
Defeasance and Discharge
     The senior note indenture provides that Consumers will be discharged from any and all obligations in respect to the senior notes of such series and the senior note indenture (except for certain obligations such as obligations to register the transfer or exchange of senior notes, replace stolen, lost or mutilated senior notes and maintain paying agencies) if, among other things, Consumers irrevocably deposits with the senior note trustee, in trust for the benefit of holders of senior notes of such series, money or certain United States government obligations, or any combination of money or government obligations. The payment of interest and principal on the deposits in accordance with their terms must provide money in an amount sufficient, without reinvestment, to make all payments of principal of, and any premium and interest on, the senior notes on the dates such payments are due in accordance with the terms of the senior note indenture and the senior notes of such series. If all of the senior notes of such series are not due within 90 days of such deposit by redemption or otherwise, Consumers must also deliver to the senior note trustee an opinion of counsel to the effect that the holders of the senior notes of such series will not recognize income, gain or loss for federal income tax purposes as a result of that defeasance or discharge of the senior note indenture. Thereafter, the holders of senior notes must look only to the deposit for payment of the principal of, and interest and any premium on, the senior notes.
Consolidation, Merger and Sale or Disposition of Assets
     Consumers may consolidate with or merge into, or sell or otherwise dispose of its properties as or substantially as an entirety if:
     (1) the new corporation is a corporation organized and existing under the laws of the United States of America, any state thereof, or the District of Columbia;
     (2) the new corporation assumes the due and punctual payment of the principal of and premium and interest on all the senior notes and the performance of every covenant of the senior note indenture to be performed or observed by Consumers; and
     (3) if prior to the release date, the new corporation assumes Consumers’ obligations under the mortgage indenture with respect to first mortgage bonds securing senior notes.
     The conveyance or other transfer by Consumers of:
     (1) all or any portion of its facilities for the generation of electric energy;
     (2) all of its facilities for the transmission of electric energy; or
     (3) all of its facilities for the distribution of natural gas;

in each case considered alone or in any combination with properties described in (1), (2) or (3) of this sentence, will not be considered a conveyance or other transfer of all the properties of Consumers, as or substantially as an entirety.
Certain Covenants Of Consumers
Limitation on Liens
     So long as any senior notes are outstanding, Consumers may not issue, assume, guarantee or permit to exist after the release date any debt that is secured by any mortgage, security interest, pledge or lien (each a “lien”) of or upon any operating property of Consumers, whether owned at the date of the senior note indenture or thereafter acquired, without in any such case effectively securing the senior notes (together with, if Consumers shall so determine, any other indebtedness of Consumers ranking equally with the senior notes) equally and ratably with such debt (but only so long as such debt is so secured). The foregoing restriction will not apply to:
     (1) liens on any operating property existing at the time of its acquisition (which liens may also extend to subsequent repairs, alterations and improvements to such operating property);
     (2) liens on operating property of a corporation existing at the time such corporation is merged into or consolidated with, or such corporation disposes of its properties (or those of a division) as or substantially as an entirety to, Consumers;
     (3) liens on operating property to secure the cost of acquisition, construction, development or substantial repair, alteration or improvement of property or to secure indebtedness incurred to provide funds for any such purpose or for reimbursement of funds previously expended for any such purpose, provided such liens are created or assumed contemporaneously with, or within 18 months after, such acquisition or the completion of substantial repair or alteration, construction, development or substantial improvement;
     (4) liens in favor of any state or any department, agency or instrumentality or political subdivision of any state, or for the benefit of holders of securities issued by any such entity (or providers of credit enhancement with respect to such securities), to secure any debt (including, without limitation, obligations of Consumers with respect to industrial development, pollution control or similar revenue bonds) incurred for the purpose of financing all or any part of the purchase price or the cost of substantially repairing or altering, constructing, developing or substantially improving operating property of Consumers; or
     (5) any extension, renewal or replacement (or successive extensions, renewals or replacements), in whole or in part, of any lien referred to in clauses (1) through (4), provided, however, that the principal amount of debt secured thereby and not otherwise authorized by said clauses (1) to (4), inclusive, shall not exceed the principal amount of debt, plus any premium or fee payable in connection with any such extension, renewal or replacement, so secured at the time of such extension, renewal or replacement.
     These restrictions will not apply to the issuance, assumption or guarantee by Consumers of debt secured by a lien which would otherwise be subject to the foregoing restrictions up to a total amount which, together with all other secured debt of Consumers (not including secured debt permitted under any of the foregoing exceptions) and the value of sale and lease-back transactions existing at such time (other than sale and lease-back transactions the proceeds of which have been applied to the retirement of certain indebtedness, sale and lease-back transactions in which the property involved would have been permitted to be subjected to a lien under any of the foregoing exceptions in clauses (1) to (5) and sale and lease-back transactions that are permitted by the first sentence of “Limitation on Sale and Leaseback Transactions” below), does not exceed the greater of 15% of Net Tangible Assets or 15% of Capitalization.
Limitation on Sale and Leaseback Transactions
     So long as senior notes are outstanding, Consumers may not enter into or permit to exist after the release date any sale and lease-back transaction with respect to any operating property (except for transactions involving leases for a term, including renewals, of not more than 48 months), if the purchaser’s commitment is obtained more than 18 months after the later of the completion of the acquisition, construction or development of such operating property or the placing in operation of such operating property or of such operating property as constructed or developed or substantially repaired, altered or improved. This restriction will not apply if:
     (1) Consumers would be entitled under any of the provisions described in clauses (1) to (5) of the first sentence of the second paragraph under “Limitation on Liens” above to issue, assume, guarantee or permit to exist debt secured by a lien on such operating property without equally and ratably securing the senior notes;

     (2) after giving effect to such sale and lease-back transaction, Consumers could incur pursuant to the provisions described in the second sentence of the second paragraph under “Limitation on Liens,” at least $1.00 of additional debt secured by liens (other than liens permitted by clause (1)); or
     (3) Consumers applies within 180 days an amount equal to, in the case of a sale or transfer for cash, the net proceeds (not exceeding the net book value), and, otherwise, an amount equal to the fair value (as determined by its Board of Directors) of the operating property so leased to the retirement of senior notes or other debt of Consumers ranking equally with, the senior notes, subject to reduction for senior notes and such debt retired during such 180-day period otherwise than pursuant to mandatory sinking fund or prepayment provisions and payments at stated maturity.
Voting Of Senior Note Mortgage Bonds Held By the Senior Note Trustee
     The senior note trustee, as the holder of first mortgage bonds securing senior notes, will attend any meeting of bondholders under the mortgage indenture, or, at its option, will deliver its proxy in connection therewith as it relates to matters with respect to which it is entitled to vote or consent. So long as no event of default under the senior note indenture has occurred and is continuing, the senior note trustee will vote or consent:
     (1) in favor of amendments or modifications of the mortgage indenture of substantially the same tenor and effect as follows:
•	to eliminate the maintenance and replacement fund and to recover amounts of net property additions previously applied in satisfaction thereof so that the same would become available as a basis for the issuance of first mortgage bonds;

•	to eliminate sinking funds or improvement funds and to recover amounts of net property additions previously applied in satisfaction thereof so that the same would become available as a basis for the issuance of first mortgage bonds;

•	to eliminate the restriction on the payment of dividends on common stock and to eliminate the requirements in connection with the periodic examination of the mortgaged and pledged property by an independent engineer;

•	to permit first mortgage bonds to be issued under the mortgage indenture in a principal amount equal to 70% of unfunded net property additions instead of 60%, to permit sinking funds or improvement funds requirements (to the extent not otherwise eliminated) under the mortgage indenture to be satisfied by the application of net property additions in an amount equal to 70% of such additions instead of 60%, and to permit the acquisition of property subject to certain liens prior to the lien of the mortgage indenture if the principal amount of indebtedness secured by such liens does not exceed 70% of the cost of such property instead of 60%;

•	to eliminate requirements that Consumers deliver a net earnings certificate for any purpose under the mortgage indenture;

•	to raise the minimum dollar amount of insurance proceeds on account of loss or damage that must be payable to the senior note trustee from $50,000 to an amount equal to the greater of (A) $5,000,000 and (B) three per centum (3%) of the total principal amount of first mortgage bonds outstanding;

•	to increase the amount of the fair value of property which may be sold or disposed of free from the lien of the mortgage indenture, without any release or consent by the senior note trustee, from not more than $25,000 in any calendar year to not more than an amount equal to the greater of (A) $5,000,000 and (B) three per centum (3%) of the total principal amount of first mortgage bonds then outstanding;

•	to permit certain mortgaged and pledged property to be released from the lien of the mortgage indenture if, in addition to certain other conditions, the senior note trustee receives purchase money obligations of not more than 70% of the fair value of such property instead of 60% and to eliminate the further requirement for the release of such property that the total principal amount of purchase money obligations held by the senior note trustee not exceed 20% of the principal amount of first mortgage bonds outstanding; and

•	to eliminate the restriction prohibiting the mortgage trustee from applying cash held by it pursuant to the mortgage indenture to the purchase of bonds not otherwise redeemable at a price exceeding 110% of the principal of such bonds, plus accrued interest; and
     (2) with respect to any other amendments or modifications of the mortgage indenture, as follows: the senior note trustee shall vote all first mortgage bonds securing senior notes then held by it, or consent with respect thereto, proportionately with the vote or consent of the holders of all other first mortgage bonds outstanding under the mortgage indenture, the holders of which are eligible to vote or consent. However, the senior note trustee will not vote in favor of, or consent to, any amendment or modification of the mortgage which, if it were an amendment or modification of the senior note indenture, would require the consent of senior notes holders (as described under “Modification”) without the prior consent of holders of senior notes which would be required for such an amendment or modification of the senior note indenture.
Concerning The Senior Note Trustee
     JPMorgan Chase Bank, N.A. is both the senior note trustee under the senior note indenture and the mortgage trustee under the mortgage indenture. The senior note indenture provides that Consumers’ obligations to compensate the senior note trustee and reimburse the senior note trustee for expenses, disbursements and advances will constitute indebtedness which will be secured by a lien generally prior to that of the senior notes upon all property and funds held or collected by the senior note trustee as such.
First Mortgage Bonds
General
     The first mortgage bonds issued either alone or securing senior notes will be issued under a mortgage indenture dated as of September 1, 1945, as amended and supplemented (the “mortgage indenture”), with JPMorgan Chase Bank, N.A., as the mortgage trustee. The statements herein concerning the mortgage indenture are an outline and do not purport to be complete and are subject to, and qualified in their entirety by, all of the provisions of the mortgage indenture, which is incorporated by reference herein. They make use of defined terms and are qualified in their entirety by express reference to the cited sections and articles of the mortgage indenture, a copy of which will be available upon request to the mortgage trustee or, in the case of first mortgage bonds being issued to secure senior notes, the request should be made to the senior note trustee.
     First mortgage bonds securing senior notes are to be issued under the mortgage indenture as security for Consumers’ obligations under the senior note indenture and will be immediately delivered to and registered in the name of the senior note trustee. The first mortgage bonds securing senior notes will be issued as security for senior notes of a series and will secure the senior notes of that series until the release date. The senior note indenture provides that the senior note trustee shall not transfer any first mortgage bonds securing senior notes except to a successor trustee, to Consumers (as provided in the senior note indenture) or in compliance with a court order in connection with a bankruptcy or reorganization proceeding of Consumers. The senior note trustee shall generally vote the first mortgage bonds securing senior notes proportionately with what it believes to be the vote of all other first mortgage bonds then outstanding except in connection with certain amendments or modifications of the mortgage indenture, as described under “Senior Notes — Voting Of Senior Note Mortgage Bonds Held By the Senior Note Trustee.”
     First mortgage bonds securing senior notes will correspond to the senior notes of the related series in respect of principal amount, interest rate, maturity date and redemption provisions. Upon payment of the principal or premium, if any, or interest on senior notes of a series, the related first mortgage bonds in a principal amount equal to the principal amount of such senior notes will, to the extent of such payment of principal, premium or interest, be deemed fully paid and the obligation of Consumers to make such payment shall be discharged.
Priority And Security
     The first mortgage bonds issued either alone or securing senior notes of any series will rank equally as to security with bonds of other series now outstanding or issued later under the mortgage indenture. This security is a direct first lien on substantially all of Consumers’ property and franchises (other than certain property expressly excluded from the lien (such as cash, bonds, stock and certain other securities, contracts, accounts and bills receivables, judgments and other evidences of indebtedness, stock in trade, materials or supplies manufactured or acquired for the purpose of sale and/or resale in the usual course of business or consumable in the operation of any of the properties of Consumers, natural gas, oil and minerals, motor vehicles and certain real property listed in Schedule A to the mortgage indenture)). This lien is subject to excepted encumbrances (and certain other limitations) as defined and described in the mortgage indenture. It is also subject to certain provisions of Michigan law which provides that under certain circumstances, the State of Michigan’s lien against property on which it has incurred costs related to any response activity that is subordinate to prior recorded liens can become superior to such prior liens pursuant to court order. The mortgage indenture permits, with certain limitations, the acquisition of property subject to prior liens and, under certain conditions, permits the issuance of additional indebtedness under such prior liens to the extent of 60% of net property additions made by Consumers to the property subject to such prior liens.
Release And Substitution Of Property
     The mortgage indenture provides that, subject to various limitations, property may be released from the lien thereof when sold or exchanged, or contracted to be sold or exchanged, upon the basis of:

•	cash deposited with the mortgage trustee;

•	bonds or purchase money obligations delivered to the mortgage trustee;

•	prior lien bonds delivered to the mortgage trustee or reduced or assumed by the purchaser;

•	property additions acquired in exchange for the property released; or

•	upon a showing that unfunded net property additions exist.
     The mortgage indenture also permits the withdrawal of cash upon a showing that unfunded net property additions exist or against the deposit of bonds or the application thereof to the retirement of bonds.
Modification Of Mortgage Indenture
     The mortgage indenture, the rights and obligations of Consumers and the rights of the first mortgage bondholders may be modified by Consumers with the consent of the holders of 75% in principal amount of the first mortgage bonds and of not less than 60% of the principal amount of each series affected. In general, however, no modification of the terms of payment of principal or interest and no modification affecting the lien or reducing the percentage required for modification is effective against any first mortgage bondholder without the first mortgage bondholder’s consent. Consumers has reserved the right without any consent or other action by the holders of bonds of any series created after September 15, 1993 or by the holder of any senior note or exchange note, to amend the mortgage indenture in order to substitute a majority in principal amount of first mortgage bonds outstanding under the mortgage indenture for the 75% requirement set forth above (and then only in respect of such series of outstanding first mortgage bonds as shall be affected by the proposed action) and to eliminate the requirement for a series-by-series consent requirement.
Concerning The Mortgage Trustee
     JPMorgan Chase Bank, N.A. is both the mortgage trustee under the mortgage indenture and the senior note trustee under the senior note indenture. The mortgage indenture provides that Consumers’ obligations to compensate the mortgage trustee and reimburse the trustee for expenses, disbursements and advances will constitute indebtedness which will be secured by a lien generally prior to that of the first mortgage bonds securing senior notes upon all property and funds held or collected by the mortgage trustee as such.
     The mortgage trustee or the holders of 20% in total principal amount of the first mortgage bonds may declare the principal due on default, but the holders of a majority in total principal amount may annul such declaration and waive the default if the default has been cured. Subject to certain limitations, the holders of a majority in total principal amount may generally direct the time, method and place of conducting any proceeding for the enforcement of the mortgage indenture. No first mortgage bondholder has the right to institute any proceedings for the enforcement of the mortgage indenture unless that holder has given the mortgage trustee written notice of a default, the holders of 20% of outstanding first mortgage bonds shall have tendered to the mortgage trustee reasonable security or indemnity against costs, expenses and liabilities and requested the mortgage trustee to take action, the mortgage trustee shall have declined to take action or failed to do so within sixty days and no inconsistent directions shall have been given by the holders of a majority in total principal amount of the first mortgage bonds.
Defaults
     The mortgage indenture defines the following as “defaults”:
•	failure to pay principal when due;

•	failure to pay interest for sixty days;

•	failure to pay any installment of any sinking or other purchase fund for ninety days;

•	certain events in bankruptcy, insolvency or reorganization; and

•	failure to perform any other covenant for ninety days following written demand by the mortgage trustee for Consumers to cure such failure.
     Consumers has covenanted to pay interest on any overdue principal and (to the extent permitted by law) on overdue installments of interest, if any, on the bonds under the mortgage indenture at the rate of 6% per year. The mortgage indenture does not contain a provision requiring any periodic evidence to be furnished as to the absence of default or as to compliance with the terms thereof.

However, Consumers is required by law to furnish annually to the trustee a certificate as to compliance with all conditions and covenants under the mortgage indenture.
Subordinated Debentures
     The subordinated debentures will be issued under the subordinated debt indenture dated as of January 1, 1996, as supplemented (the “subordinated debt indenture”), with The Bank of New York, as subordinated debt trustee, and will rank subordinated and junior in right of payment, to the extent set forth in the subordinated debt indenture, to all “senior indebtedness” (as defined below) of Consumers.
     If Consumers defaults in the payment of any distributions on any senior indebtedness when it becomes due and payable after any applicable grace period, then, unless and until the default is cured or waived or ceases to exist, Consumers cannot make a payment on account of or redeem or otherwise acquire the subordinated debentures. The subordinated debt indenture provisions described in this paragraph, however, do not prevent Consumers from making sinking fund payments in subordinated debentures acquired prior to the maturity of senior indebtedness or, in the case of default, prior to such default and notice thereof. If there is any insolvency, bankruptcy, liquidation or other similar proceeding relating to Consumers, its creditors or its property, then all senior indebtedness must be paid in full before any payment may be made to any holders of subordinated debentures. Holders of subordinated debentures must return and deliver any payments received by them, other than in a plan of reorganization or through a defeasance trust as described above, directly to the holders of senior indebtedness until all senior indebtedness is paid in full.
     “Senior indebtedness” means distributions on the following, whether outstanding on the date of execution of the subordinated debt indenture or thereafter incurred, created or assumed:
•	indebtedness of Consumers for money borrowed by Consumers or evidenced by debentures (other than the subordinated debentures), notes, bankers’ acceptances or other corporate debt securities or similar instruments issued by Consumers;

•	capital lease obligations of Consumers;

•	obligations of Consumers incurred for deferring the purchase price of property, with respect to conditional sales, and under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business);

•	obligations of Consumers with respect to letters of credit;

•	all indebtedness of others of the type referred to in the four preceding clauses assumed by or guaranteed in any manner by Consumers or in effect guaranteed by Consumers; or

•	renewals, extensions or refundings of any of the indebtedness referred to in the preceding three clauses unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same or the assumption or guarantee of the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the subordinated debt securities.
Certain Covenants
     If debt securities are issued to a trust or a trustee of such trust in connection with the issuance of trust preferred securities of that trust, Consumers will covenant that it will not (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Consumers’ capital stock or (2) make any payment of principal, interest or premium, if any, on or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of Consumers that rank equal (in the case of subordinated debentures) with or junior (in the case of senior and subordinated debentures) to that debt security (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by Consumers where the payment is made by way of securities (including capital stock) that rank equal with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made and (b) payments under Consumers’ guarantees of trust securities), if at such time (1) there shall have occurred any event of which Consumers has actual knowledge (a) that with the giving of notice or the lapse of time, or both, would constitute an event of default under the indentures and (b) in respect of which Consumers shall not have taken reasonable steps to cure, (2) Consumers shall be in default with respect to its payment of any obligations under the guarantees or (3) Consumers will have given notice of its selection of an extension period as provided in the indentures with respect to the debt securities and will not have rescinded such notice, or such extension period, or any extension thereof, shall be continuing.
     Consumers will also covenant:

     (1) to maintain directly or indirectly 100% ownership of the common securities, provided that certain successors that are permitted pursuant to the indentures may succeed to Consumers’ ownership of the common securities;
     (2) not to voluntarily dissolve, wind-up or liquidate the trust, except:
     (a) in connection with a distribution of the debt securities to the holders of the trust preferred securities in liquidation of such trust; or
     (b) in connection with certain mergers, consolidations or amalgamations permitted by the amended and restated Declaration of Trust; and
     (3) to use its reasonable efforts, consistent with the terms and provisions of the amended and restated Declaration of Trust, to cause such trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.
Events of Default
     The subordinated debt indenture provides that events of default regarding any series of subordinated debentures will be:
•	failure to pay any required interest on any subordinated debentures of such series for 30 days;

•	failure to pay principal other than a scheduled installment payment or premium, if any, on any subordinated note of such series when due;

•	failure to make any required scheduled installment payment on subordinated notes of such series;

•	failure to perform for 60 days after notice any other covenant in the subordinated debt indenture other than a covenant included in the subordinated debt indenture solely for the benefit of a series of subordinated debentures other than such series;

•	certain events of bankruptcy or insolvency, whether voluntary or not; and

•	if subordinated debentures are issued by a trust, such trust is voluntarily or involuntarily dissolved, wound-up or terminated, except in connection with the distribution of subordinated debentures to the holders of the common securities and the trust preferred securities in liquidation of the trust, the redemption of all outstanding trust securities of the trust and certain mergers, consolidation or amalgamations permitted by the declaration of that trust.
     If an event of default regarding subordinated debentures of any series issued should occur and be continuing, either the subordinated note trustee or the holders of 25% in the principal amount of outstanding subordinated debentures of such series may declare each subordinated note of that series due and payable.
     Holders of a majority in principal amount of the outstanding subordinated debentures of any series will be entitled to control certain actions of the subordinated note trustee and to waive past defaults regarding such series. The trustee generally will not be requested, ordered or directed by any of the holders of subordinated debentures, unless one or more of such holders shall have offered to the trustee reasonable security or indemnity.
     Before any holder of any series of subordinated debentures may institute action for any remedy, except payment on such holder’s subordinated debentures when due, the holders of not less than 25% in principal amount of the subordinated debentures of that series outstanding must request the subordinated note trustee to take action. Holders must also offer and give the satisfactory security and indemnity against liabilities incurred by the trustee for taking such action.
     Consumers is required to annually furnish the subordinated note trustee a statement as to Consumers’ compliance with all conditions and covenants under the subordinated debt indenture. The subordinated debt indenture provides that the subordinated note trustee may withhold notice to the holders of the subordinated debentures of any series of any default affecting such series, except payment on holders’ subordinated debentures when due, if it considers withholding notice to be in the interests of the holders of the subordinated debentures of such series.

Consolidation, Merger or Sale of Assets
     The subordinated debt indenture provides that Consumers may consolidate with or merge into, or sell, lease or convey its property as an entirety or substantially as an entirety to, any other corporation if the new corporation assumes the obligations of Consumers under the subordinated debentures and the subordinated debt indenture and is organized and existing under the laws of the United States of America, any U.S. state or the District of Columbia.
Modification of the Indenture
     The subordinated debt indenture permits Consumers and the subordinated note trustee to enter into supplemental indentures without the consent of the holders of the subordinated debentures to establish the form and terms of any series of securities under the subordinated debt indentures.
     The subordinated debt indenture also permits Consumers and the subordinated note trustee, with the consent of the holders of a majority in total principal amount of the subordinated debentures of all series then outstanding and affected (voting as one class), to change in any manner the provisions of the subordinated debt indenture or modify in any manner the rights of the holders of the subordinated debentures of each such affected series. Consumers and the relevant trustee may not, without the consent of the holder of each subordinated debenture affected, enter into any supplemental indenture to:
•	change the time of payment of the principal;

•	reduce the principal amount of such subordinated debentures;

•	reduce the rate or change the time of payment of any interest on such subordinated debentures; or

•	impair the right to institute suit for the enforcement of any payment on any subordinated debentures when due.
     In addition, no such modification may reduce the percentage in principal amount of the subordinated debentures of the affected series, the consent of whose holders is required for any such modification or for any waiver provided for in the subordinated debt indenture.
     Prior to the acceleration of the maturity of any subordinated debentures, the holders, voting as one class, of a majority in total principal amount of the subordinated debentures with respect to which a default or event of default has occurred and is continuing, may, on behalf of the holders of all such affected subordinated debentures, waive any past default or event of default and its consequences, except a default or an event of default in respect of a covenant or provision of the applicable indenture or of any subordinated debenture which cannot be modified or amended without the consent of the holder of each subordinated debenture affected.
Defeasance, Covenant Defeasance and Discharge
     The subordinated debt indenture provides that, at the option of Consumers, Consumers will be discharged from all obligations in respect of the subordinated debentures of a particular series then outstanding (except for certain obligations to register the transfer of or exchange the subordinated debentures of such series, to replace stolen, lost or mutilated subordinated debentures of such series, to maintain paying agencies and to maintain the trust described below).
     If Consumers in each case irrevocably deposits in trust with the relevant trustee money and/or securities backed by the full faith and credit of the United States which, through the payment of the principal thereof and the interest thereon in accordance with their terms, will provide money in an amount sufficient to pay all the principal and interest on the subordinated debentures of such series on the stated maturities of such subordinated debentures in accordance with the terms thereof.
     To exercise this option, Consumers is required to deliver to the relevant trustee an opinion of independent counsel to the effect that the exercise of such option would not cause the holders of the subordinated debentures of such series to recognize income, gain or loss for United States federal income tax purposes as a result of such defeasance, and such holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.
Trust Preferred Securities
     Each trust may issue, on one or more occasion, trust preferred securities having terms described in the applicable prospectus supplement. The amended and restated Declaration of Trust of each trust will authorize the establishment of no more than one series of trust preferred securities, having such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such rights or restrictions as shall be set forth therein or otherwise established by the trustees pursuant thereto. Reference is made to the prospectus supplement relating to the trust preferred securities for specific terms, including:
•	the distinctive designation and the number of trust preferred securities to be offered which will represent undivided beneficial interests in the assets of the trust;

•	the annual distribution rate and the dates or date upon which such distributions will be paid, provided, however distributions on the trust preferred securities will be paid quarterly in arrears to holders of trust preferred securities as of a record date on which the trust preferred securities are outstanding;

•	whether distributions on trust preferred securities would be deferred during any deferral of interest payments on the debt securities, provided, however that no such deferral, including extensions, if any, may exceed 20 consecutive quarters nor extend beyond the stated maturity date of the debt securities, and at the end of any such deferrals, Consumers will make all interest payments then accrued or deferred and unpaid (including any compounded interest);

•	the amount of any liquidation preference;

•	the obligation, if any, of the trust to redeem trust preferred securities through the exercise of Consumers of an option on the corresponding debt securities and the price or prices at which, the period or periods within which and the terms and conditions upon which trust preferred securities will be purchased or redeemed, in whole or in part, under such obligation;

•	the period or periods within which and the terms and conditions, if any, including the price or prices or the rate or rates of conversion or exchange and the terms and conditions of any adjustments, upon which the trust preferred securities shall be convertible or exchangeable at the option of the holder of the trust preferred securities into other property or cash;

•	the voting rights, if any, of the trust preferred securities in addition to those required by law and in the amended and restated Declaration of Trust, or set forth under a Consumers guarantee (as defined below);

•	the additional payments, if any, which the trust will pay as a distribution as necessary so that the net amounts reserved by the trust and distributable to the holders of the trust preferred securities, after all taxes, duties, assessments or governmental charges of whatever nature (other than withholding taxes) have been paid will not be less than the amount that would have been reserved and distributed by the trust, and the amount the holders of the trust preferred securities would have reserved, had no such taxes, duties, assessments or governmental charges been imposed;

•	the terms and conditions, if any, upon which the debt securities may be distributed to holders of trust preferred securities; and

•	any other relative rights, powers, preferences, privileges, limitations or restrictions of the trust preferred securities not inconsistent with the amended and restated Declaration of Trust or applicable law.
     All trust preferred securities offered hereby will be irrevocably guaranteed by Consumers, on a senior or subordinated basis, as applicable, and to the extent set forth below under “The Guarantees.” Any applicable federal income tax considerations applicable to any offering of the trust preferred securities will be described in the prospectus supplement relating thereto. The total number of trust preferred securities that the trust shall have authority to issue will be pursuant to the terms of the amended and restated Declaration of Trust.
Effect of Obligations Under the Debt Securities and the Guarantees
     As set forth in the amended and restated Declaration of Trust, the sole purpose of the trusts are to issue the common securities and the trust preferred securities evidencing undivided beneficial interests in the assets of each of the trusts, and to invest the proceeds from such issuance and sale to acquire directly the debt securities from Consumers.
     As long as payments of interest and other payments are made when due on the debt securities, such payments will be sufficient to cover distributions and payments due on the common securities and the trust preferred securities because of the following factors:
•	the total principal amount of debt securities will be equal to the sums of the total stated liquidation amount of the common securities and the trust preferred securities;

•	the interest rate and the interest and other payment dates on the debt securities will match the distribution rate and distribution and other payment dates for the common securities and the trust preferred securities;

•	Consumers will pay all, and each trust shall not be obligated to pay, directly or indirectly, all, its costs, expenses, debt and obligations (other than with respect to the common securities and the trust preferred securities); and

•	the amended and restated Declaration of Trust further provides that Consumers’ trustees will not take or cause or permit the trust to, among other things, engage in any activity that is not consistent with the purposes of the trust.
     Payments of distributions (to the extent funds for distributions are available) and other payments due on the trust preferred securities (to the extent funds for other payments are available) are guaranteed by Consumers as and to the extent discussed under “The Guarantees” below. If Consumers does not make interest payments on the debt securities purchased by the trust, it is expected that the trusts will not have sufficient funds to pay distributions on the trust preferred securities. The Consumers guarantees do not apply to any payment of distributions unless and until the trusts have sufficient funds for the payment of distributions and other payments on the trust preferred securities only if and to the extent that Consumers has made a payment of interest or principal on the debt securities held by the trusts as their sole asset. The Consumers guarantees, when taken together with Consumers’ obligations under the debt securities and the related indenture and its obligations under the applicable amended and restated Declaration of Trust, including its obligations to pay costs, expenses, debts and liabilities of the trust (other than with respect to the common securities and the trust preferred securities), provide a full and unconditional guarantee of amounts on the trust preferred securities.
     If Consumers fails to make interest or other payments on the debt securities when due (taking account of any extension period), the applicable amended and restated Declaration of Trust provides a mechanism whereby the holders of the trust preferred securities may direct a property trustee to enforce its rights under the debt securities. If a property trustee fails to enforce its rights under the debt securities, a holder of trust preferred securities may, to the fullest extent permitted by applicable law, institute a legal proceeding against Consumers to enforce a property trustee’s rights under the debt securities without first instituting any legal proceeding against a property trustee or any other person or entity. Notwithstanding the foregoing, if an event of default has occurred and is continuing under the applicable amended and restated Declaration of Trust, and such event is attributable to the failure of Consumers to pay interest or principal on the debt securities on the date such interest or principal is otherwise payable (or in the case of redemption on the redemption date), then a holder of trust preferred securities may institute legal proceedings directly against Consumers to obtain payment. If Consumers fails to make payments under the guarantees, the guarantees provide a mechanism whereby the holders of the trust preferred securities may direct a guarantee trustee to enforce its rights thereunder. Any holder of trust preferred securities may institute a legal proceeding directly against Consumers to enforce a guarantee trustee’s rights under a guarantee without first instituting a legal proceeding against the trust, the guarantee trustee, or any other person or entity.
The Guarantees
     Set forth below is a summary of information concerning the guarantees that will be executed and delivered by Consumers for the benefit of the holders, from time to time, of the trust preferred securities. Each guarantee will be qualified as an indenture under the Trust Indenture Act of 1939. The Bank of New York will act as indenture trustee under the guarantees for the purpose of compliance with the provisions of the Trust Indenture Act of 1939. This summary does not purport to be complete and is subject in all respects to the provisions of, and is qualified in its entirety by reference to, the guarantees, which are filed as an exhibit to the registration statement of which this prospectus forms a part.
General
     Consumers will irrevocably agree to pay in full, on a senior or subordinated basis, as applicable, to the extent set forth herein, the guarantee payments (as described below) to the holders of the trust preferred securities, as and when due, regardless of any defense, right of set-off or counterclaim that the trust may have or assert other than the defense of payment. The following payments with respect to the trust preferred securities, to the extent not paid by or on behalf of the trust, will be subject to a guarantee by Consumers of:
     (1) any accumulated and unpaid distributions required to be paid on the trust preferred securities, to the extent that the trust has funds on hand available therefor at such time;
     (2) the redemption price with respect to any trust preferred securities called for redemption to the extent that the trust has funds on hand available therefor at such time; or
     (3) upon a voluntary or involuntary dissolution, winding up or liquidation of the trust (unless the debt securities are distributed to holders of the trust preferred securities), the lesser of (a) the liquidation distribution, to the extent that the trust has funds on hand available for the distribution at such time, and (b) the amount of assets of the trust remaining available for distribution to holders of trust preferred securities.

     Consumers’ obligation to make a guarantee payment may be satisfied by direct payment of the required amounts of Consumers to the holders of the trust preferred securities or by causing the trust to pay such amount to such holders.
     The Consumers guarantees will be irrevocable guarantees, on a senior or subordinated basis, as applicable, of the trust’s obligations under the trust preferred securities, but will apply only to the extent that the trust has funds sufficient to make such payments, and are not guarantees of collection. If Consumers does not make interest payments on the debt securities held by the trust, the trust will not be able to pay distributions on the trust preferred securities and will not have funds legally available therefor.
     Consumers has, through the guarantees, the applicable amended and restated Declaration of Trust, the senior notes, the subordinated debentures, and the indentures, taken together, fully, irrevocably and unconditionally guaranteed all of the trust’s obligations under the trust preferred securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes such guarantee. It is only the combined operation of these documents that has the effect of providing a full, irrevocable and unconditional guarantee of the trust’s obligations under the trust preferred securities.
     Consumers has also agreed separately to irrevocably and unconditionally guarantee the obligations of the trust with respect to the common securities to the same extent as the guarantees of the preferred securities, except that upon the occurrence and during the continuation of a amended and restated Declaration of Trust event of default, holders of trust preferred securities shall have priority over holders of common securities with respect to distributions and payments on liquidation, redemption or otherwise.
Certain Covenants of Consumers
     Consumers will also covenant that it will not:
     (1) declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of Consumers’ capital stock; or
     (2) make any payment of principal of, or interest or premium, if any, on, or repay or repurchase or redeem any debt securities (including guarantees of indebtedness for money borrowed) of Consumers that rank equal (in the case of subordinated debentures with or junior in the case of the senior and subordinated debentures) to the debt securities (other than (a) any dividend, redemption, liquidation, interest, principal or guarantee payment by Consumers where the payment is made by way of securities (including capital stock) that rank equal with or junior to the securities on which such dividend, redemption, interest, principal or guarantee payment is being made, (b) payments under the Consumers guarantees of the trust securities, (c) as a result of a reclassification of Consumers’ capital stock or the exchange or conversion of one series or class of Consumers’ capital stock for another series or class of Consumers’ capital stock and (d) the purchase of fractional interests in shares of Consumers’ capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged) if at such time (1) there shall have occurred any event of which Consumers has actual knowledge that (a) with the giving of notice or the lapse of time, or both, would constitute a event of default and (b) in respect of which Consumers shall not have taken reasonable steps to cure, (2) Consumers shall be in default with respect to its payment of any obligations under the guarantee or (3) Consumers shall have given notice of its selection of an extension period as provided in the indentures with respect to the debt securities and shall not have rescinded such notice, or such extension period, or any extension thereof, shall be continuing.
     Consumers also will covenant to:
     (1) maintain directly or indirectly 100% ownership of the common securities, provided that certain successors, which are permitted pursuant to the indentures, may succeed to Consumers’ ownership of the common securities;
     (2) not voluntarily dissolve, wind-up or liquidate the trust, except:
•	in connection with a distribution of the debt securities to the holders of the trust preferred securities in liquidation of the trust; or

•	in connection with certain mergers, consolidations or amalgamations permitted by the amended and restated Declaration of Trust; and
     (3) use its reasonable efforts, consistent with the terms and provisions of the applicable amended and restated Declaration of Trust, to cause the trust to remain classified as a grantor trust and not as an association taxable as a corporation for United States federal income tax purposes.

Amendments and Assignment
     Except with respect to any changes which do not materially adversely affect the rights of holders of the trust preferred securities (in which case no vote will be required), the Consumers guarantees of the trust preferred securities may not be amended without the prior approval of the holders of a majority in total liquidation amount of such outstanding trust preferred securities. All guarantees and agreements contained in the guarantees shall bind the successors, assigns, receivers, trustees and representatives of Consumers and shall inure to the benefit of the holders of the trust preferred securities then outstanding.
Termination of the Guarantees
     The Consumers guarantees of the trust preferred securities will terminate and be of no further force and effect upon full payment of the redemption price of the trust preferred securities, upon full payment of the amounts payable upon liquidation of the trust or upon distribution of the debt securities to the holders of the trust preferred securities in exchange for all of the trust preferred securities. The guarantees will continue to be effective or will be reinstated, as the case may be, if at any time any holder of trust preferred securities must restore payment of any sums paid under such trust preferred securities or the guarantees.
Events of Default
     An event of default under a Consumers guarantee of the trust preferred securities will occur upon the failure of Consumers to perform any of its payment or other obligations thereunder. The holders of a majority in total liquidation amount of the trust preferred securities have the right to direct the time, method and place of conducting any proceeding for any remedy available to a guarantee trustee in respect of a guarantee or to direct the exercise of any trust or power conferred upon a guarantee trustee under the guarantees.
     If a guarantee trustee fails to enforce a Consumers guarantee of the trust preferred securities, any holder of the trust preferred securities may institute a legal proceeding directly against Consumers to enforce its rights under such guarantee without first instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity. In addition, any record holder of trust preferred securities shall have the right, which is absolute and unconditional, to proceed directly against Consumers to obtain guarantee payments, without first waiting to determine if the guarantee trustee has enforced a guarantee or instituting a legal proceeding against the trust, the guarantee trustee or any other person or entity. Consumers has waived any right or remedy to require that any action be brought just against the trust, or any other person or entity before proceeding directly against Consumers.
Status of the Guarantees
     The Consumers guarantee of the trust preferred securities will constitute unsecured obligations of Consumers and will rank:
     (1) equal to or subordinate and junior in right of payment to all other liabilities of Consumers, as applicable;
     (2) equal with the most senior preferred stock now or hereafter issued by Consumers and with any guarantee now or hereafter entered into by Consumers in respect of any preferred or preference stock of any affiliate of Consumers; and
     (3) senior to Consumers’ common stock.
     The Consumers guarantee of the trust preferred securities will constitute a guarantee of payment and not of collection (i.e., the guaranteed party may institute a legal proceeding directly against the guarantor to enforce its rights under the guarantee without first instituting a legal proceeding against any other person or entity). The guarantees will be held for the benefit of the holders of the trust preferred securities. The guarantees will not be discharged except by payment of the guarantee payments in full to the extent not paid by the trust or upon distribution of the debt securities to the holders of the trust preferred securities. The guarantees do not place a limitation on the amount of additional indebtedness that may be incurred by Consumers.

PLAN OF DISTRIBUTION
     Consumers and/or the trusts may sell the offered securities:
     (1) through the solicitation of proposals of underwriters or dealers to purchase the offered securities;
     (2) through underwriters or dealers on a negotiated basis;
     (3) directly to a limited number of purchasers or to a single purchaser; or
     (4) through agents.
     The prospectus supplement with respect to any offered securities will set forth the terms of such offering, including: the name or names of any underwriters, dealers or agents; the purchase price of the offered securities and the proceeds to Consumers and/or the trust from such sale; any underwriting discounts and commissions and other items constituting underwriters’ compensation; any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers; and any securities exchange on which such offered securities may be listed. Any initial public offering price, discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.
     If underwriters are used in the sale, the offered securities will be acquired by the underwriters for their own account and may be resold on one or more occasions in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering offered securities will be named in the prospectus supplement relating to such offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement relating thereto, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the offered securities if any are purchased.
     If dealers are utilized in the sale of offered securities, Consumers and/or the trusts will sell such offered securities to the dealers as principals. The dealers may then resell such offered securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement relating thereto.
     The offered securities may be sold directly by Consumers and/or the trusts or through agents designated by Consumers and/or the trusts from time to time. Any agent involved in the offer or sale of the offered securities in respect to which this prospectus is delivered will be named, and any commissions payable by Consumers and/or the trusts to such agent will be set forth, in the prospectus supplement relating thereto. Unless otherwise indicated in the prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.
     The offered securities may be sold directly by Consumers and/or the trusts to institutional investors or others, who may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”) with respect to any resale thereof. The terms of any such sales will be described in the prospectus supplement relating thereto.
     We are currently contemplating issuing up to $250 million of new first mortgage bonds in an underwritten offering shortly after the registration statement containing this prospectus is declared effective by the SEC. The general terms of the first mortgage bonds are described in this prospectus under “Description of Securities — First Mortgage Bonds.” We have not finally determined the timing or terms of such an offering. Total underwriters’ compensation to be paid by us is not expected to exceed 0.875% of the principal amount of any new first mortgage bonds to be sold. The interest rate is expected to be a fixed rate determined through negotiation with the underwriters based on market conditions at the time of the offering. Maturity of the new first mortgage bonds would be in the range of 5 to 35 years depending on market conditions. We expect that the use of proceeds from this offering will be for refinancing our existing debt (including expenses). Other terms have not been determined at this time, but will be reflected in a prospectus supplement that will be filed with the SEC if and when we decide to proceed with any such offering.
     Agents, dealers and underwriters may be entitled under agreements with Consumers and/or the trusts to indemnification by Consumers and/or the trust against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services for Consumers and/or the trust in the ordinary course of business.

     The offered securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more firms (“remarketing firms”), acting as principals for their own accounts or as agents for Consumers and/or the trusts. Any remarketing firm will be identified and the terms of its agreement, if any, with its compensation will be described in the applicable prospectus supplement. Remarketing firms may be deemed to be underwriters, as such term is defined in the Securities Act, in connection with the offered securities remarketed thereby. Remarketing firms may be entitled under agreements which may be entered into with Consumers and/or the trusts to indemnification or contribution by Consumers and/or the trusts against certain civil liabilities, including liabilities under the Securities Act, and may be customers of, engage in transactions or perform services for Consumers and its subsidiaries in the ordinary course of business.
     The offered securities may or may not be listed on a national securities exchange. Reference is made to the applicable prospectus supplement with regard to such matter. No assurance can be given that there will be a market for any of the offered securities.
LEGAL MATTERS
     Opinions as to the legality of certain of the offered securities will be rendered for Consumers by Robert C. Shrosbree, Esq., Assistant General Counsel for CMS Energy Corporation, the parent of Consumers. Certain matters of Delaware law relating to the validity of the trust preferred securities will be passed upon on behalf of the trusts by Skadden, Arps, Slate, Meagher & Flom LLP, special Delaware counsel to the trusts. Certain United States federal income taxation matters may be passed upon for Consumers and the trust by either Theodore Vogel, Vice President and Tax Counsel for CMS Energy Corporation, or by special tax counsel to Consumers and of the trust, who will be named in the applicable prospectus supplement. Certain legal matters with respect to offered securities will be passed upon by counsel for any underwriters, dealers or agents, each of whom will be named in the related prospectus supplement.
EXPERTS
     The consolidated financial statements and schedule of Consumers appearing in Consumers’ Annual Report (Form 10-K/A) for the year ended December 31, 2003 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein and incorporated herein by reference, and are based in part on the reports of PricewaterhouseCoopers LLP for 2003 and 2002, independent registered public accounting firm, and Arthur Andersen LLP (who have ceased operations) for 2001, independent accountants, for the MCV Partnership. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.
     The consolidated financial statements of the MCV Partnership as of and for the years ended December 31, 2003 and 2002, not separately presented or incorporated by reference in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent registered public accounting firm, as stated in their report appearing in Consumers’ Annual Report on Form 10-K/A for the year ended December 31, 2003, which report is incorporated by reference herein.
     The audited consolidated financial statements of the MCV Partnership for the year ended December 31, 2001, not separately presented or incorporated by reference in this prospectus, have been audited by Arthur Andersen LLP, independent accountants. Arthur Andersen LLP has not consented to the inclusion of their report on the financial statements of the MCV Partnership for the year ended December 31, 2001 in this prospectus, and we have dispensed with the requirement to file their consent in reliance upon Rule 437a under the Securities Act. Because Arthur Andersen LLP has not consented to the incorporation by reference of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions to state a material fact required to be stated therein.
     Future consolidated financial statements of Consumers and the reports thereon of Ernst & Young LLP also will be incorporated by reference in this prospectus in reliance upon the authority of that firm as experts in giving those reports to the extent that said firm has audited said consolidated financial statements and consented to the use of their reports thereon.

$
Consumers Energy Company
% First Mortgage Bonds due 20
PROSPECTUS SUPPLEMENT
Barclays Capital
BNP PARIBAS
Scotia Capital

RBS Greenwich Capital
Wedbush Morgan Securities Inc.

Comerica Securities
Wells Fargo Securities
The Williams Capital Group, L.P.
     , 2008